BEVERLY NATIONAL CORPORATION
1802

2007

Annual Report

Beverly National Corporation

Selected Financial Information

	At and For the Years Ended December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands, except per share data)				
Earnings data:					
Interest and dividend income	$ 26,852	$ 23,656	$ 19,292	$ 15,928	$ 14,870
Interest expense	11,013	8,419	4,416	2,594	2,824
Net interest and dividend income	15,839	15,327	14,876	13,334	12,046
Provision for loan losses	395	590	585	560	120
Noninterest income	4,928	4,040	4,192	4,291	3,702
Noninterest expense	15,452	15,031	15,090	13,458	12,135
Income before income taxes	4,920	3,656	3,393	3,607	3,493
Income taxes	1,350	1,110	1,000	1,107	1,316
Net income	$ 3,570	$ 2,546	$ 2,393	$ 2,500	$ 2,177
Per share data:					
Net income-basic	$ 1.31	$ 1.12	$ 1.28	$ 1.35	$ 1.20
Net income-diluted	1.30	1.10	1.24	1.30	1.14
Cash dividends	0.80	0.80	0.80	0.80	0.80
Book value (at end of period)	$ 17.38	$ 16.93	$ 15.25	$ 15.05	$ 14.32
Weighted average shares:					
Basic	2,730,827	2,269,664	1,873,280	1,846,249	1,813,206
Diluted	2,746,373	2,305,032	1,932,830	1,926,388	1,903,354
Balance sheet data:					
Total assets	$ 472,791	$ 467,144	$ 412,512	$ 378,125	$ 347,175
Loans [(1)]	321,970	305,711	269,770	236,811	176,593
Allowance for loan losses	3,614	3,044	2,514	2,181	2,183
Loans, net of allowance [(1)]	318,356	302,667	267,256	234,630	174,410
Investments [(2)]	118,798	115,717	115,303	116,844	139,968
Deposits	350,310	352,858	345,812	337,135	308,265
Stockholders' equity	45,765	46,178	28,721	28,012	26,242
Financial ratios:					
Return on average assets	0.77%	0.59%	0.61%	0.68%	0.67%
Return on average equity	7.69	7.06	8.48	9.32	8.52
Net interest margin	3.74	3.79	4.10	4.00	4.15
Net interest spread	3.59	3.71	4.09	3.99	4.15
Bank capital ratios:					
Tier 1 leverage capital to average assets	9.39%	9.37%	6.84%	7.31%	7.78%
Tier 1 capital to risk-weighted assets	12.99	12.52	10.31	11.34	13.87
Total capital to risk-weighted assets	14.07	13.47	11.19	12.24	15.02
Asset quality ratios:					
Non-performing loans to total loans [(3)]	0.08%	0.01%	—	0.20%	0.57%
Non-performing assets to total assets [(4)]	0.05	—	—	0.14	0.29
Net (charge-offs) recoveries to average loans	0.06	—	(0.10)	(0.27)	0.03
Allowance for loan losses as a percentage of:					
Non-performing loans	1,395	19,025	125,700	412	217
Total loans (at end of period)	1.12	1.00	0.93	0.92	1.24

(1) Excludes mortgages held for sale which amounted to $0, $0, $0, $447 and $0 at December 31, 2007, 2006, 2005, 2004 and 2003, respectively.
(2) Includes available-for-sale securities, held-to-maturity securities and stock in the Federal Reserve Bank and the Federal Home Loan Bank of Boston.
(3) Non-performing loans are defined as nonaccrual loans and loans that are past due ninety days or more but still accruing interest.
(4) Non-performing assets are defined as non-performing loans and other real estate owned.

2007 YEAR IN REVIEW



Dear Shareholder:

While 2007 certainly was a challenging and difficult time for financial institutions, I am pleased to report to you that Beverly National Corporation enjoyed a year of strong earnings. We successfully accomplished a number of the strategic objectives established for 2007. The achievement of these objectives allows us to start 2008 with a solid balance sheet, strong asset quality, improved core earnings and a proven strategy. The Board of Directors, management and employees are very proud of our results and accomplishments. We believe we are well positioned with a strategic focus that will allow us to continue the earnings momentum established in 2007 as we enter an even more challenging and uncertain economic environment in 2008.

As I reported to you last year, financial institutions faced the daunting challenge of protecting net interest margins as rising rates and the competition for deposits put pressure on the cost of funds. What a difference a year makes! We now find ourselves in a period of rapidly declining interest rates as the Federal Reserve Open Market Committee attempts to calm the financial markets. Nationally, we have seen and continue to see massive write-downs of various types of mortgage debt instruments, recessionary concerns given current economic conditions, liquidity concerns in the market impacting the availability of lending products, and record level increases in foreclosures resulting in rapidly declining real estate values all over the country.

Our reaction to operating in this challenging and rapidly shifting environment has been to maintain our conservative approach to asset growth, as evidenced by the minimal growth in assets of $5.6 million, or 1.2%. This was achieved by maintaining sound underwriting policies and guidelines, evidenced by non-performing assets totaling less than one-tenth of one percent of total loans at year end. We have continued to focus on reducing the reliance on net interest income by increasing fee and non-interest income, while also maintaining the core operating expenses of the Company. The results of these strategies served us well in these difficult and uncertain economic times. This approach will serve as the core foundation for our future direction.

Net income for the year ended December 31, 2007 totaled $3.6 million, or basic earnings per share of $1.31 and fully diluted earnings of $1.30 per share, compared to net income of $2.5 million, or basic earnings per share of $1.12 and fully diluted earnings of $1.10 per share. One of the main drivers of the improved earnings this year was the impact on interest income from the investment portfolio restructuring that was done at the end of 2006. Net income for 2006 was reduced by one-time charges, net of tax, of $477,000 related to the restructuring of the Company's investment portfolio and cost associated with implementing changes identified in a corporate efficiency review. Net income for 2006, excluding these one-time charges, would have been $3.0 million, with basic and fully diluted earnings per share of $1.33 and $1.31, respectively.

Assets as of December 31, 2007 totaled $472.8 million, compared to $467.1 million at December 31, 2006, an increase of $5.7 million, or 1.2%. Loans, net of the allowance for loan losses, increased $15.7 million, or 5.2%, and were funded mainly through a reduction in cash and cash equivalents of $14.2 million, or 47.9% and an increase in Federal Home Loan Bank advances of $12.6 million, or 26.8%. Deposits declined $2.5 million, or 0.7% and repurchase agreements decreased $4.7 million, or 28.9%.

While the national news of write downs, increase of problem assets and foreclosures continues to grow, I am pleased to report as of December 31, 2007, our non-performing assets totaled $259,000, or 0.08% of total loans. As we had mentioned last year, the Bank did not issue or invest in sub-prime loans and the condition of the portfolio certainly indicates that the quality of the portfolio remains strong. Although the Bank did not issue sub-prime loans, we can not guarantee that non-performing assets will remain at these historically low levels.

In our continued effort to increase operational efficiency we completed the review of our Wealth Management, Information Technology and Lending Operations. The reviews have not only provided us with information on how to improve operating efficiencies but also will comprise some of our primary strategic objectives for 2008.

One major area of concentration will be in our Wealth Management group. In response to results of the efficiency study and a strategic assessment of our wealth management positioning conducted by independent consultants, we will be expanding our product offerings and delivery channels in addition to installing a new platform to allow us to offer separately managed account products. In addition, we will be enhancing the staffing of the group by adding an investment advisor, a portfolio manager and a support person to implement and develop this new product offering. We will also be expanding and improving the visibility of our Wealth Management Group by renovating some newly available street level retail space at our Cabot Street location in Beverly. With these changes, we hope to continue the growth of the business as we ended the year with $292 million in assets under management, and an increase in fee income to $1.9 million in 2007, up from $1.8 million in 2006.

The Retail Banking Division accomplished significant strategic directives in 2007, the most noticeable being the opening of our 8th full service branch in Salem. The branch opened in June of 2007 and as of the end of the year had approximately $15 million in deposits. During the year our continued focus on enhancing product lines and internet banking services resulted in an increase in the number of accounts and balances. In addition, the introduction of new on-line account opening capabilities also proved to be a success. This new initiative began with the introduction of an internet savings account and later expanded to online CD offerings. We are looking to further develop this area with the launch of an online money market account in 2008. We encourage you to check it out by visiting our website at www.beverlynational.com.

Our Operations and Technology Departments will introduce another exciting product enhancement. We will be offering our new "Success Rewards" program which will award points for non-pin VISA Check Card purchases. These points can be used to purchase a variety of products and services, or for the philanthropically minded, be converted to dollars and donated to various charities.

To better serve our customers, structural improvements were made to our Operations Department. We have established a retail banking services and a commercial banking services support area. Using their knowledge of all product and service offerings, these groups will specialize in retail or small business/commercial products and services, to provide customer support to internal and external customers of the Bank. We believe this approach will allow the Bank to more effectively attract and retain customers for all new and enhanced products currently being offered.

We have also made some improvements to our business development strategy in the small business area. We have established a new Business Banking Group, which is located at our Corporate Headquarters in Beverly. Under the direction and leadership of the Commercial Lending Division, they will focus on introducing the Bank and its wide variety of products relating to deposit and lending offerings to the local business community. This group will concentrate on small business lending alternatives, cash management and lock box services, as well as the introduction of our new Remote Capture deposit program. Larger lending opportunities, when identified, will be referred to our commercial loan officers. We believe this more focused, direct, centralized approach will aide us in growing and expanding this very important business unit and product line for the Company.

I would like to thank our Board of Directors for its dedication in providing leadership and support and the tireless effort each Director puts forth in helping establish the direction of the Company. The Board also had its share of changes this year. Starting with the addition of John J. Meany, who is the Chief Executive Officer of the YMCA of the North Shore, elected to the Board at the last annual meeting. In his first year Jack has proven to be a strong addition with his community knowledge and connections.

We were saddened at the sudden passing of Director Clark R. Smith in August. Clark was a valuable member of the Board and had been a Director since 1994. His contributions and support will be greatly missed.

I would also like to acknowledge and welcome Ms. Carol Vallone to the Board. Carol comes to us with an extensive technology background. Currently an independent consultant, she was most recently the Founder, Chairman, President and CEO of WebCT, Inc., a global enterprise software and services company that specializes in the higher education markets.

We are also pleased to announce that the Nominating and Governance Committee of the Board has recommended that Linda E. Saris be nominated for election to the Board at our Annual meeting of Shareholders. Ms. Saris is currently the Founder and Director of Salem Cyberspace, a community based technology learning center. We look forward to welcoming Ms. Saris to the Board at our Annual Meeting.

In summary I would like to say that we are very pleased with the financial performance, balance sheet structure and strong asset quality that will be carried forward into 2008. With so many uncertainties and the state of the current economy, it's impossible to predict what further challenges await the financial industry as we move ahead. Whatever they may be, or whatever additional economic troubles or challenges arise, we are committed to dealing with them as they present themselves. We will identify and develop strategies in order to provide our shareholders with the financial results they have come to expect.

I would like to express my appreciation to all the employees of the Company for their tireless efforts in making 2007 such a successful year. I also wish to thank our Board of Directors and Advisory Boards for their dedication to the Company, counsel and support. I thank our customers for giving us the opportunity to meet their needs for financial services and products and I ask all of you to expand your relationship with us, and when possible, refer your friends and family to us so that we can provide them with the same products and quality service we provide you. To our Shareholders, we thank you for your support and the confidence you show us by investing in and supporting our Company.

To all of you, we remain "*Dedicated to Your Success.*"

Respectfully,

Donat A. Fournier
President and Chief Executive Officer

BUSINESS

Beverly National Corporation

Beverly National Corporation, a Massachusetts corporation (the "Company" or the "Holding Company"), is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The Holding Company has one banking subsidiary, Beverly National Bank (the "Bank"). The principal executive office of the Company is located at 240 Cabot Street, Beverly, Massachusetts 01915, and the telephone number is (978) 922-2100. The website for the Company and the Bank is "*www.beverlynational.com.*" The Company provides a link on its website to its Annual Report on Form 10-K, quarterly reports on Forms 10-Q, current reports on Form 8-K and other filings with the Securities and Exchange Commission (the "SEC") as soon as reasonably practicable after filing such reports with the SEC. Also available on the website are the Company's Code of Ethics and Conflicts of Interest Policy and Corporate Governance Policy.

The Company was incorporated in 1984 and became the bank holding company for the Bank in 1985. The Bank is believed to be among the oldest banks operating in the United States. The Bank became a national banking association on March 16, 1865. From 1802, until the creation of a national banking system in 1865, the Bank operated as a state chartered bank.

The Bank provides a broad array of consumer and commercial banking services to individuals and to small and mid-size businesses through eight full-service and two limited service branch locations in and around Essex County, Massachusetts. Seven of the full service branch locations are open six days a week and maintain "drive-through" facilities, while all eight branches have automatic teller machines ("ATMs"). The limited service branches operate under reduced hours and lack the "drive-through" infrastructure.

The Bank has made significant investments in its banking platform to enhance the long-term growth prospects of the Company. In order to implement its strategic plan, the Board of Directors hired Donat A. Fournier in July 2002 to serve as the Company's President and Chief Executive Officer. Under his leadership, the Bank restructured its management team, developed and implemented a growth-oriented business plan, and embarked upon a series of management initiatives designed to enhance the overall long-term profitability of the Company. As part of this plan, the Company has upgraded certain operational capabilities and business controls designed to monitor and identify underlying costs. The Company has also assembled a new management team comprised of banking professionals who have significant experience in the Bank's primary market area and expertise in commercial, consumer and residential lending, along with retail operations.

As a result of renewed focus by the Company on allocating resources to income-producing core lines of business, it has experienced strong asset growth, primarily in commercial loans, over the past several years. The Bank has also expanded its market presence by opening a new branch in Salem, Massachusetts in June 2007. Stable economic conditions in its market area and its success in responding to new business opportunities have also enhanced the Bank's growth prospects.

The Bank has one subsidiary, Beverly National Security Corporation, which was established as a Massachusetts securities corporation for the exclusive purpose of buying, selling or holding investment securities. The Hannah Insurance Agency, a former subsidiary of the Bank that sold annuities, life, long-term and liability insurance, was dissolved during February 2006.

The business of the Bank is not significantly affected by seasonal factors.

In the last five years the Bank derived its operating income from the following sources:

	% of Operating Income				
	2007	2006	2005	2004	2003
Interest and fees on loans	65%	68%	63%	58%	64%
Interest and dividends on securities and federal funds sold	19	18	19	21	17
Charges, fees and other sources	16	14	18	21	19
	100%	100%	100%	100%	100%

Market Area

The Company's current primary market area is considered to be Essex County, Massachusetts. The Bank operates ten offices within the communities of Beverly, Danvers, Hamilton, Manchester, Salem and Topsfield, Massachusetts. All of the offices of the Bank are located within the North Shore Region of Massachusetts. However, as expansion of the franchise continues, the market area will likely encompass the greater North Shore Region, which is defined as Essex and Northern Middlesex counties in Massachusetts along with Southeastern New Hampshire. The Company believes that the current market area, as well as the greater North Shore Region, contains a significant number of small to mid-size businesses looking for a locally-based commercial bank that can offer an array of financial products and services that are not available at a typical community bank. The traditional banking relationships for many of these businesses have been displaced as a result of bank mergers in the area. Given the Company's broad product offering, focus on customer service and local management, the organization can better serve the growing needs of both new and existing customers in its current and expanding market areas.

Environmental Systems Research Institute, a leading provider of demographic data, has projected median household income growth of 26.3% in Essex County between 2005 and 2010, compared to 17.4% on an aggregate basis for the United States and 24.4% for all of Massachusetts. With branches located in the towns of Beverly, Danvers, Hamilton, Manchester, Salem and Topsfield in Essex County, Massachusetts, the Company operates in some of the most attractive markets in the North Shore Region. The strong concentration of wealth, coupled with the projected median household income growth of the Company's current market area, should provide significant banking and lending opportunities for it to meet its strategic objectives. One of the goals of the Company is to leverage its brand recognition and further enhance the franchise by expanding into higher growth communities within its core Essex County marketplace.

The Company believes there is ample opportunity for it to increase its share of deposits within Essex County. As of June 30, 2007, the Bank held 2.4% of the deposits in Essex County through its ten offices. Two of the Bank's nine offices are limited service branch facilities located within educational institutions. Of the 249 banking offices located within Essex County, recording $15.2 billion in deposits, Eastern Bank, Sovereign Bank, Bank of America, and TD BankNorth account for 45.2% of the market. In addition, Citizens Bank, Danvers Bank and Salem Five have absorbed 19.4% of the market.

Distribution of Assets, Liabilities and Stockholders' Equity; Interest Rates and Interest Differential

The following table presents average balances, interest income, interest expense and the corresponding yields earned and rates paid for the years ended December 31, 2007 and 2006. The total dollar amount of interest income from earning assets and the resultant yields are calculated on a tax equivalent basis.

	Year Ended December 31					
	2007			2006		
	Average Balance	Interest Inc/Exp	Yield/ Rate	Average Balance	Interest Inc/Exp	Yield/ Rate
	(Dollars in thousands)					
ASSETS						
Federal funds sold and interest bearing deposits	$ 3,278	$ 144	4.40%	$ 2,297	$ 180	7.85%
Investments [1]	120,028	6,269	5.22%	115,494	4,701	4.07%
Loans [1], [2], [3]	316,152	21,029	6.65%	291,982	19,066	6.53%
Total interest-earning assets	$ 439,458	27,442	6.24%	$ 409,773	23,947	5.84%
LIABILITIES						
Savings deposits	$ 48,208	390	0.81%	$ 56,174	307	0.55%
NOW accounts	58,252	471	0.81%	58,270	203	0.35%
Money market accounts	86,206	3,117	3.62%	80,402	2,538	3.16%
Time deposits	84,792	3,962	4.67%	72,133	2,736	3.79%
Short term borrowings	65,338	3,073	4.70%	55,848	2,635	4.72%
Total interest-bearing liabilities	342,796	11,013	3.21%	322,827	8,419	2.61%
Non-interest-bearing deposits	73,027	—		72,697	—	
Total deposits and interest-bearing liabilities	$ 415,823	11,013	2.65%	$ 395,524	8,419	2.13%
Net interest income		$ 16,429			$ 15,528	
Net interest spread			3.59%			3.71%
Net interest margin			3.74%			3.79%

(1) Interest income and yield are stated on a fully tax-equivalent basis. The total amount of adjustment for investments is $243,000 and $57,000 for 2007 and 2006, respectively. The total amount of adjustment for loans is $347,000 and $234,000 for 2007 and 2006, respectively. A federal tax rate of 34% was used in performing this calculation.

(2) Includes loan fees of $112,000 and $156,000 for 2007 and 2006, respectively.

(3) Includes non-accruing loan balances and interest received on non-accruing loans.

The following table shows, for the period indicated, the dollar amount of changes in interest income and interest expense resulting from changes in volume and interest rates.

	Year Ended December 31, 2007 compared to Year Ended December 31, 2006 — Due to a change in:		
	Volume [1]	Rate [1]	Total
	(Dollars in thousands)		
Interest income from:			
Federal funds sold and interest-bearing deposits	$ 77	$ (113)	$ (36)
Investments	185	1,383	1,568
Loans, net of unearned income	1,578	385	1,963
Total	1,840	1,655	3,495
Interest expense on:			
Savings deposits	(44)	127	83
NOW accounts	—	267	267
Money market accounts	183	396	579
Time deposits	480	747	1,227
Short-term Borrowings	448	(10)	438
Total	1,067	1,527	2,594
Net Interest Income	$ 773	$ 128	$ 901

(1) The change in interest attributed to both rate and volume has been allocated to the changes in the rate and the volume on a pro-rated basis.

Investment Portfolio

The Company's investment portfolio is managed internally pursuant to an investment policy adopted by the Board of Directors. The Bank does not utilize an investment advisory firm to manage the portfolio. The investment policy authorizes management to invest in a variety of instruments that are allowed and approved by the Bank's primary regulatory agency. The policy has established limits as to a percentage of the portfolio and to total assets for each of the various security types and maximum size per individual investment. The investment strategy is to keep the duration of the investment portfolio within five years, with limitations as to extension risk given changes in interest rates. The portfolio is managed to provide income through yield, while providing cash flow and maturities structured to allow for adjustment with changes in market rates and to fund future asset growth.

The following table shows the maturities, amortized cost basis and weighted average yields of the Company's consolidated investments in available-for-sale debt and preferred stocks at December 31, 2007. The yields on state and municipal securities are presented on a tax equivalent basis. A federal tax rate of 34% was used in performing this calculation. Preferred stocks with perpetual maturities have been included with securities maturing after ten years.

	Within one year		After one but within five years		After five but within ten years		After ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)							
Maturing:								
Debt securities issued by U.S. Government corporations and agencies	$ 3,000	3.75%	$ 4,000	5.39%	$ 5,000	5.43%	$ 690	6.15%
Mortgage-backed securities	3,366	3.92%	11,239	4.10%	15,645	4.16%	46,422	5.45%
Debt securities issued by States of the United States and political subdivisions of the States	—	—	2,644	5.09%	360	5.16%	9,321	5.84%
Debt securities issued by foreign governments	—	—	400	5.05%	—	—	—	—
Preferred stocks	—	—	—	—	—	—	12,407	7.92%
Total	$ 6,366		$ 18,283		$ 21,005		$ 68,840	

Loan Portfolio

The following table summarizes the distribution of the Bank's loan portfolio as of December 31 for the years indicated (in thousands):

	2007	2006	2005	2004	2003
Commercial, financial and agricultural	$ 39,343	$ 48,201	$ 42,034	$ 45,520	$ 34,788
Real estate—construction and land development	17,042	20,890	16,413	5,786	4,409
Real estate—residential	120,512	106,930	98,007	83,954	63,346
Real estate—commercial	127,819	112,237	98,761	87,366	59,196
Consumer	2,392	3,102	4,949	6,536	7,233
Other	14,193	13,664	8,968	6,997	6,972
	321,301	305,024	269,132	236,159	175,944
Allowance for loan losses	(3,614)	(3,044)	(2,514)	(2,181)	(2,183)
Deferred loan costs, net	669	687	638	652	651
Net Loans	$ 318,356	$ 302,667	$ 267,256	$ 234,630	$ 174,412

Most of the Bank's business activity is with customers located within Massachusetts. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in the Commonwealth of Massachusetts.

The types of loans offered by the Bank include a broad spectrum of commercial loans, typical of those offered by community banks, along with a broad array of residential mortgage loans and other consumer-based loans. The Bank's residential real estate loans include both fixed and variable rate loans. The Bank also offers construction mortgage loans and revolving equity loans secured by residential mortgages.

In addition to relying upon the adequacy of collateral, the Bank's primary underwriting consideration with respect to such loans are the ability of the borrower to repay the loan and the sources of available funds to repay such loans.

The Bank offers a variety of commercial loans. Generally, such loans are secured by real estate and are supported with personal guarantees. Such loans may be structured on a term or demand basis. Additional underwriting concerns by the Bank with respect to such loans include the ability of commercial borrowers to withstand interest rate increases, reduced revenue and an assessment of the borrower's ability to complete its project management, as well as an assessment of industry and economic considerations. Generally, loan to value limits for real estate loans do not exceed 80% if the premises are owner occupied or 70% if the premises are not owner occupied. However, under certain circumstances, such as instances in which the borrowers demonstrate exceptional cash flow, such loan to value standards may be exceeded with proper authorization consistent with the Bank's lending policies. The Bank also offers a variety of consumer loans on both a secured and unsecured basis.

Loan Maturities and Rates

The following table sets forth certain information at December 31, 2007 regarding the dollar amount of principal repayments becoming due during the periods indicated. The table does not include any estimate of prepayments that significantly shorten the average life of loans and may cause actual repayment experience to differ from that shown. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below (in thousands) exclude applicable loans in process, unearned interest on consumer loans and deferred loan fees.

	Commercial	Construction	Residential Real Estate	Commercial Real Estate	Consumer	Other	Total Loans
Amounts due in:							
One year or less	$ 17,127	$ 16,616	$ 38,362	$ 20,262	$ 2,081	$ 160	$ 94,608
More than one year to three years	5,442	426	25,448	38,433	181	3,117	73,047
More than three years to five years	11,777	—	18,871	30,310	130	988	62,076
More than five years to fifteen years	4,997	—	17,134	30,474	—	8,491	61,096
More than fifteen years	—	—	20,697	8,340	—	1,437	30,474
Total amount due	$ 39,343	$ 17,042	$ 120,512	$ 127,819	$ 2,392	$ 14,193	$ 321,301

The following table sets forth the dollar amounts of all loans at December 31, 2007 that are due after December 31, 2008 and have either fixed interest rates or variable interest rates. The amounts shown below (in thousands) exclude applicable loans in process, unearned interest on consumer loans and deferred loan fees.

	Fixed Rates	Variable Rates	Total
Commercial	$ 17,545	$ 4,671	$ 22,216
Residential Real Estate	44,461	37,689	82,150
Commercial Real Estate	42,777	65,206	107,983
Consumer	311	—	311
Other	1,437	12,596	14,033
Total loans	$ 106,531	$ 120,162	$ 226,693

Non-Accrual, Past Due and Restructured Loans

It is the policy of the Bank to discontinue the accrual of interest on loans when, in management's judgment, the collection of the full amount of interest is considered doubtful. This will generally occur once a loan has become ninety days past due, unless the loan is well secured and in the process of collection. Restructured loans generally may have a reduced interest rate, an extension of loan maturity, future benefits for current concessions and a partial forgiveness of principal or interest; there were no restructured loans outstanding at any of the dates presented. The following table sets forth information on non-accrual and past due loans (in thousands), as of the years indicated:

	2007	2006	2005	2004	2003
Total loans, non-accrual	$ 259	$ 16	$ 2	$ 529	$ 1,007
Loans past due 90 days or more and still accruing	—	—	—	—	—
Total	$ 259	$ 16	$ 2	$ 529	$ 1,007

The amount of interest income recorded on non-accrual loans and restructured loans outstanding for the period, amounted to $0 in 2007 and 2006 and 2005, $12,000 in 2004 and $26,000 in 2003. Had these loans performed in accordance with their original terms, the amount recorded would have been $0 in 2007, $2,000 in 2006 and 2005, $83,000 in 2004 and $52,000 in 2003.

As of December 31, 2007, there were no loans included above that were known by management to have possible credit problems of the borrowers that caused management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

The Bank did not have any foreclosed real estate assets or other real estate owned at any of the dates presented.

Summary of Loan Loss Experience

The following table summarizes historical data with respect to average loans outstanding, loan losses and recoveries, and the allowance for loan losses at December 31 for each of the years indicated:

	2007	2006	2005	2004	2003
			(Dollars in thousands)		
Average loans outstanding, net of unearned income....	$ 316,152	$ 291,982	$ 248,025	$ 204,651	$ 185,259
Allowance for loan losses					
Balance at beginning of period	$ 3,044	$ 2,514	$ 2,181	$ 2,183	$ 2,013
(Charge-offs):					
Real estate—construction and land development	—	—	—	—	—
Real estate—residential	—	—	(141)	—	—
Real estate—commercial	—	—	—	—	—
Commercial, financial & agricultural	—	—	(242)	(609)	(44)
Consumer	(15)	(10)	(25)	(33)	(34)
Recoveries:					
Real estate—residential	142	—	—	—	—
Commercial, financial & agricultural	45	4	154	77	119
Consumer	3	3	2	3	9
Net (charge-offs) recoveries	175	(3)	(252)	(562)	50
Provision for loan losses	395	590	585	560	120
Reserve for unfunded commitments reclassified to other liabilities	—	(57)	—	—	—
Balance at period end	$ 3,614	$ 3,044	$ 2,514	$ 2,181	$ 2,183
Ratio of net (charge-offs) recoveries to average loans.	0.06%	—	(0.10)%	(0.27)%	0.03%

Allowance for Loan Losses

An allowance for loan losses is maintained to provide for losses that are currently identified or are inherent on loans in the current portfolio. The allowance is increased by provisions charged to current operations and is decreased by loan losses, net of recoveries. The provision for loan losses is based on Management's evaluation of current and anticipated economic conditions, changes in the character and size of the loan portfolio, and other indicators. The balance in the allowance for loan losses is considered adequate by Management to absorb any reasonably foreseeable loan losses.

The following table reflects the allocation of the allowance for loan losses and the percentage of loans in each category to total outstanding loans as of December 31 for each of the years indicated:

	2007		2006		2005		2004		2003	
	Amount	Percent of loans in category to total loans	Amount	Percent of loans in category to total loans	Amount	Percent of loans in category to total loans	Amount	Percent of loans in category to total loans	Amount	Percent of loans in category to total loans
					(Dollars in thousands)					
Commercial, financial, agriculture & construction	$ 1,169	17.6%	$ 1,152	22.6%	$ 1,147	21.7%	$ 911	21.6%	$ 1,167	22.4%
Real estate—residential	527	37.5%	368	35.1%	283	36.4%	226	35.7%	229	36.0%
Real estate—commercial	1,766	39.8%	1,358	36.8%	1,073	36.7%	1,035	36.9%	764	33.6%
Consumer	8	0.7%	7	1.0%	6	1.8%	5	2.8%	13	4.1%
Other	144	4.4%	159	4.5%	5	3.4%	4	3.0%	10	3.9%
Total	$ 3,614	100.0%	$ 3,044	100.0%	$ 2,514	100.0%	$ 2,181	100.0%	$ 2,183	100.0%

The Bank formally determines the adequacy of the allowance on a quarterly basis. This determination is based on assessment of credit quality or "risk rating" of loans by senior management, which is submitted to the Board of Directors for approval. Loans are initially risk rated when originated and reviewed periodically. If there is deterioration in the credit, the risk rating is adjusted accordingly.

The allowance also includes a component resulting from the application of the measurement criteria of Statements of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan. Impaired loans receive individual evaluation of the allowance necessary on a quarterly basis. The Bank's Loan Policy states that when it is probable that the Bank will not be able to collect all principal and interest due according to the terms of the note, the loan is considered impaired.

Commercial loans and construction loans are considered to be impaired under any one of the following circumstances: non-accrual status; loans over ninety days delinquent; troubled debt restructures consummated after December 31, 1994; or loans classified as "doubtful", meaning that they have weaknesses which make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The individual allowance for each impaired loan is based upon an assessment of the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

The loss factor applied as a general allowance is determined by a periodic analysis of the Allowance for Loan Losses. This analysis considers historical loan losses as well as delinquency figures and trends.

Concentrations of credit and local economic factors are also evaluated on a periodic basis. Historical average net losses by loan type are examined and any identified trends are assessed. The Bank's loan mix over that same period of time is also analyzed. A loan loss allocation is made for each type of loan and multiplied by the loan mix percentage for each loan type to produce a weighted average factor.

At December 31, 2007, the allowance for loan losses totaled $3.6 million representing 1,395% of non-performing loans, which totaled $259,000, and 1.1% of total loans of $321.3 million. This compared to an allowance for loan losses of $3.0 million representing 19,025% of non-performing loans, which totaled $16,000, and 1.0% of total loans of $305.0 million at December 31, 2006.

The Bank charged off a total of $15,000 of loans during 2007 as compared to $10,000 charged off during 2006. A total of $190,000 was recovered on previously charged off loans during 2007 compared to $7,000 recovered during 2006. Management believes that the allowance for loan losses is adequate. However, while management estimates loan losses using the best available information, no assurances can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans and other factors, both within and outside of management's control. Additionally, with expectations of the Bank to continue to grow its loan portfolio, ongoing periodic provisions to the allowance are likely to be necessary to maintain adequate coverage ratios.

Deposits

One of the primary strategic initiatives is to maintain a low cost of funds and improve the composition of our deposit base by aggressively seeking core deposits. The Bank has introduced a variety of deposit products designed to attract core deposits. These deposit products provide attractive features and benefits to customers while encouraging multiple account relationships. The Bank is having its lenders and relationship managers seek non-interest bearing deposits from new and existing lending customers. The growth of core deposits should help to achieve a lower overall cost of funds and should have a positive impact on net interest income.

The following table summarizes the Bank's deposits as of December 31 for the years indicated (in thousands):

	2007	% of Total	2006	% of Total
	(Dollars in thousands)			
Demand deposits	$ 72,425	20.67%	$ 75,751	21.47%
NOW accounts	58,841	16.80%	71,805	20.35%
Money market accounts	81,585	23.29%	76,427	21.66%
Savings deposits	48,336	13.80%	48,805	13.83%
Time deposits	89,123	25.44%	80,070	22.69%
Total	$ 350,310	100.00%	$ 352,858	100.00%

As of December 31, 2007, the Bank had certificates of deposit in amounts of $100,000 and more, aggregating $31.7 million. These certificates of deposit mature as follows (in thousands):

Maturity	Amount
3 months or less	$ 15,988
Over 3 months through 6 months	8,101
Over 6 months through 12 months	6,735
Over 12 months	892
Total	$ 31,716

Other Borrowed Funds

The securities sold under agreements to repurchase as of December 31, 2007 are securities sold on a short-term basis by the Bank and are accounted for not as sales but as borrowings. The securities consisted of mortgage-backed securities issued by U.S. government corporations, debt securities issued by states of the United States and political subdivisions of the states and preferred stocks. The securities were held in the Bank's various safekeeping accounts, which are all under the control of the Bank. The securities are pledged to the purchasers of the securities. The purchasers have agreed to sell to the Bank substantially identical securities at the maturity of the agreements. Listed below are the securities sold under agreements to repurchase for the years indicated (dollars in thousands):

	2007	2006
Average balance outstanding	$ 9,608	$ 11,279
Weighted average rate	3.59%	3.36%

Federal Home Loan Bank (FHLB) advances represent daily transactions that the Bank uses to manage its funds and liquidity position to comply with regulatory requirements. Interest rates fluctuate daily, reflecting existing market conditions. Listed below is information concerning FHLB borrowings for the years indicated (dollars in thousands):

	2007	2006
Federal Home Loan Bank advances:		
Average balance outstanding	$ 55,730	$ 44,569
Maximum amount outstanding at any month-end during the period	$ 61,406	$ 62,700
Balance outstanding at the end of period	$ 59,616	$ 47,000
Weighted average interest rate during the period	4.89%	4.80%
Weighted average interest rate at end of period	4.20%	4.91%

Summarized quarterly financial data for 2007 and 2006 is as follows:

	2007 Quarter Ended			
	March 31	June 30	Sept 30	Dec 31
	(In thousands, except per share data)			
Interest and dividend income	$ 6,456	$ 6,731	$ 6,844	$ 6,822
Interest expense	2,481	2,741	2,902	2,888
Net interest and dividend income	3,975	3,990	3,942	3,934
Provision for loan losses	150	100	75	70
Noninterest income	1,170	1,270	1,259	1,228
Noninterest expense	3,884	3,963	3,848	3,758
Income before income taxes	1,111	1,197	1,278	1,334
Income taxes	304	315	357	374
Net income	$ 807	$ 882	$ 921	$ 960
Basic earnings per common share	$ 0.29	$ 0.32	$ 0.34	$ 0.36
Earnings per common share, assuming dilution	$ 0.29	$ 0.32	$ 0.33	$ 0.36

	2006 Quarter Ended			
	March 31	June 30	Sept 30	Dec 31
	(In thousands, except per share data)			
Interest and dividend income	$ 5,459	$ 5,759	$ 6,117	$ 6,321
Interest expense	1,654	2,093	2,264	2,408
Net interest and dividend income	3,805	3,666	3,853	3,913
Provision for loan losses	140	150	150	150
Noninterest income	1,069	1,096	1,086	1,297
Loss on sales of available-for-sale securities, net	—	—	—	509
Noninterest expense	3,659	3,566	3,690	4,115
Income before income taxes	1,075	1,046	1,099	436
Income taxes	337	327	339	107
Net income	$ 738	$ 719	$ 760	$ 329
Basic earnings per common share	$ 0.39	$ 0.38	$ 0.30	$ 0.12
Earnings per common share, assuming dilution	$ 0.38	$ 0.37	$ 0.29	$ 0.12

Market Price of Common Stock and Dividend Policy

Prior to June 19, 2006, there was limited trading in the Company's common stock, which was not listed on any public exchange or the National Association of Securities Dealers National Market System or the Small Cap Market System. Commencing June 19, 2006, the Company's common stock trades on the American Stock Exchange ("AMEX") under the symbol "BNV".

The following table sets forth, to the best knowledge of management, the representative high and low sales prices as reported for each quarterly period during 2007 and 2006, and the cash dividends declared during such periods. The sale prices of these market trades prior to June 19, 2006 are based on transactions available to the public on Yahoo Finance through June 16, 2006. Since June 19, 2006, the sale prices of our common stock are reported on AMEX.

	High and Low Sales Prices Common Stock		Cash Dividends Declared
	High	Low	
Fiscal Year 2006			
First Quarter	$ 27.50	$ 24.00	$ 0.40
Second Quarter	24.75	21.05	—
Third Quarter	26.30	22.20	0.20
Fourth Quarter	25.30	23.40	0.20
Fiscal Year 2007			
First Quarter	$ 23.75	$ 21.36	$ 0.20
Second Quarter	22.40	20.50	0.20
Third Quarter	22.00	19.45	0.20
Fourth Quarter	21.90	19.95	0.20

On March 14, 2008, there were 307 holders of record of the Company's common stock.

The Company's policy has been to pay dividends out of funds in excess of the needs of the business. The Company has declared and paid cash dividends to its shareholders on a quarterly basis at a rate of $0.20 per share in each quarter of 2007 and in the first, third and fourth quarters of 2006. In addition, in March 2006, the Company declared a dividend of $0.20 for payment in the second quarter of 2006; it is shown above as declared in the first quarter rather than the second quarter. In future quarters, the Company expects to declare and pay dividends in the same quarter.

The Company's ability to pay future dividends on its common stock depends on the Bank's ability to pay dividends to the Company. In accordance with OCC rules and regulations, the Bank may continue to pay dividends only if the total amount of all dividends that will be paid, including the proposed dividend, by the Bank in any calendar year does not exceed the total of the Bank's retained net income of that year to date, combined with the retained net income of the preceding two years, unless the proposed dividend is approved by the OCC. In addition, the OCC and/or the FDIC may impose further restrictions on dividends. The Company currently intends to continue to pay cash dividends, subject to compliance with Federal Reserve Board policy, OCC rules and regulations, state corporation laws, financial condition and results of operations, capital requirements, covenants contained in various financing agreements, management's assessment of future capital needs and other factors considered by the board of directors.

For restrictions on the ability of the Bank to pay dividends to the Company, see Note 16, of the Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and related Notes appearing elsewhere in this Annual Report.

Critical Accounting Estimates

In preparing the Company's financial statements, Management selects and applies numerous accounting policies. In applying these policies, Management must make estimates and assumptions. The accounting policy that is most susceptible to critical estimates and assumptions is the allowance for loan losses. The determination of an appropriate provision is based on a determination of the probable amount of credit losses in the loan portfolio. Many factors influence the amount of potential charge-offs of loans deemed to be uncollectible. These factors include the specific characteristics of the loan portfolio and general economic conditions nationally and locally. While Management carefully considers these factors in determining the amount of the allowance for loan losses, future adjustments may be necessary due to changed conditions, which could have an adverse impact on reported earnings in the future. See "Provision for Loan Losses" and "Allowance for Loan Losses."

General

The Company does not transact any material business other than through its wholly owned subsidiary, the Bank. The Bank's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its loan and investment portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the Bank's provision for loan losses, fee income from wealth management and trust services and fees generated from loan and deposit products and, when strategically appropriate, investment and loan sale activities. The Bank's non-interest expense principally consists of compensation and employee benefits, office occupancy and equipment expense, data processing, advertising and business promotion, professional fees and other expenses. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may also materially impact the Bank.

The economy of the Company's market area is considered stable. However, economic uncertainty continues to be a factor in the financial decision-making process for both commercial and consumer banking customers.

Operating Strategy

Management's primary goal has been to maintain the Bank's profitability, asset quality and its capital position by: (i) investing in one- to four-family loans secured by properties located in its primary market area; (ii) investing in multi-family, commercial real estate and construction and development loans secured by properties located in the Bank's primary market area, to the extent that such loans meet the Bank's general underwriting criteria; (iii) commercial and small business lending to businesses in the Bank's primary market area; (iv) offering wealth management and trust services to customers in the Bank's primary market area; (v) investing funds not utilized for loan investments in various equity and corporate debt investments and mortgage-backed and mortgage-related securities; and (vi) managing interest rate risk by emphasizing the origination of prime-based and adjustable-rate loans and short-term fixed-rate loans and investing in short-term securities and generally selling longer-term fixed-rate loans that the Bank originates. The Bank intends to continue this operating strategy in an effort to enhance its long-term profitability while maintaining a reasonable level of interest rate risk and enhance such strategy by expanding the products and services it offers, as necessary, in order to improve its market share in its primary market area. In this regard, the Bank offers 24-hour banking by telephone, debit card services and Internet banking.

Comparison of Financial Condition at December 31, 2007 and December 31, 2006

Total assets at December 31, 2007 were $472.8 million, compared to $467.1 million at December 31, 2006, an increase of $5.7 million, or 1.2%. Asset growth was primarily due to the increase in the loan portfolio, which was funded by the decrease in cash and cash equivalents and increase in advances from the Federal Home Loan Bank.

Investments totaled $114.8 million and were all classified as available-for-sale at December 31, 2007, a slight increase of $2.8 million, or 2.5%, compared to $112.0 million of available-for-sale securities at December 31, 2006. Loans receivable, net of the allowance for loan losses and unearned income, increased $15.7 million, or 5.2%, to $318.4 million at December 31, 2007, compared to $302.7 million at December 31, 2006. The increase in the loan portfolio was primarily a net result of a $15.6 million, or 13.9%, increase in commercial real estate loans; a $13.6 million, or 12.7%, increase in residential real estate loans; an $8.9 million, or 18.4%, decrease in commercial, financial and agricultural loans; and a $3.8 million, or 18.4%, decrease in real estate construction and land development loans. Due to the overall growth of the loan portfolio and a sizable recovery on a loan previously charged off, the allowance for loan losses increased $570,000 to $3.6 million at December 31, 2007, compared to $3.0 million at December 31, 2006, an increase of 18.7%.

Deposits decreased 0.7%, to $350.3 million at December 31, 2007 from $352.9 million at December 31, 2006. The slight decline in deposits was primarily the net result of decreases in demand deposits and NOW accounts, which offset the increases in money market savings accounts and time deposits. The strategy for the maintaining of deposits has included a continued investment in new retail opportunities, which is part of the Bank's commitment to provide its customers with a broader array of products and services. The Bank has introduced a number of new products, alternative investment services, small business deposit products, commercial services and delivery channels such as home banking, on-line bill pay, and debit cards.

Advances from the Federal Home Loan Bank of Boston totaled $59.6 million at December 31, 2007, compared to $47.0 million at December 31, 2006, an increase of $12.6 million, or 26.8%. The advances were used to fund loan growth in excess of the amount funded through the decrease in cash and cash equivalents. Securities sold under agreements to repurchase totaled $11.6 million at December 31, 2007, compared to $16.4 million at December 31, 2006, a decrease of $4.8 million, or 29.3%.

Total stockholders' equity was $45.8 million, or 9.7% of total assets at December 31, 2007, a decrease of $413,000, or 0.9%, from $46.2 million, or 9.9% of total assets at December 31, 2006. The net change in stockholders' equity was primarily the result of the increase in net income for the year, offset, in part, by the payment of dividends and the repurchase of 138,487 shares of the Company's common stock to be held in treasury as part of the Company's stock repurchase plan. During 2006, the Company issued 805,000 shares of common stock at $22 per share, which raised, net of expenses, $16.4 million in capital. The Company's book value per share at December 31, 2007 was $17.32, compared to $16.93 at December 31, 2006, an increase of $0.39, or 2.3%.

Comparison of Operating Results for the Years Ended December 31, 2007 and 2006

Net income for the year ended December 31, 2007 was $3.6 million, as compared to $2.5 million last year. Basic earnings per share for the year ended December 31, 2007 were $1.31, versus $1.12 for the year ended December 31, 2006. Diluted earnings per share for the year ended December 31, 2007 were $1.30, as compared to $1.10 for the year ended December 31, 2006. Net income for 2006 was reduced by one-time charges, net of tax, of $477,000 related to the restructuring of the Company's investment portfolio and cost associated with implementing changes identified in a corporate efficiency review. Net income for 2006, excluding these one-time charges, would have been $3.0 million, with basic and fully diluted earnings per share of $1.33 and $1.31, respectively.

Interest and Dividend Income

Interest and dividend income for the year ended December 31, 2007 was $26.9 million, compared to $23.7 million for the year ended December 31, 2006, an increase of $3.2 million, or 13.5%. The increase in interest and dividend income was a result of both an increase in the average balances and yields of interest-earning assets. The average balance of interest-earning assets increased from $409.8 million for the year 2006 to $439.5 million for the year 2007, an increase of $29.7 million, or 7.2%.

The increase in the average balance of interest-earning assets was primarily a result of an increase in the average balance of loans to $316.2 million for 2007, compared to $292.0 million for 2006, an increase of $24.2 million, or 8.3%. The yield on average interest-earning assets increased 40 basis points to 6.24%, primarily due to the increase in the yield on the investment portfolio, a result of the December 2006 restructuring of the investment portfolio.

Interest Expense

Interest expense for the year ended December 31, 2007 was $11.0 million, compared to $8.4 million for the year ended December 31, 2006, an increase of $2.6 million, or 30.9%. The increase in interest expense was primarily due to the increase in interest rates, which resulted in an increase in the cost of interest-bearing liabilities from 2.61% to 3.21%. The average balance of interest-bearing liabilities increased to $342.8 million for the year 2007, from $322.8 million for the year 2006, an increase of $20.0 million, or 6.2%.

Provision for Loan Losses

The provision for loan losses was $395,000 for the year, compared to $590,000 last year. The decrease in the level of the provision for the year ended December 31, 2007 was a direct result of a large recovery of $184,000 on a previously charged off loan. The net change in the allowance for loan losses in 2007 was consistent with the change in 2006. Management believes that the provision for loan losses and the allowance for loan losses are currently reasonable and adequate to cover any losses reasonably expected in the existing loan portfolio.

While management estimates loan losses using the best available information, no assurances can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans and other factors, both within and outside of management's control. Additionally, with the expectation of the Bank to continue the growth of its loan portfolio, future additions to the allowance will most likely be necessary to maintain adequate coverage.

Noninterest Income

For the year ended December 31, 2007, noninterest income, net of gains and losses on investment activities, totaled $4.9 million, compared to $4.0 million last year, an increase of $888,000, or 22.0%. The increase was primarily a result of the 2006 non-recurring charge of $509,000 for the loss on sales of available-for-sales securities related to the restructuring of the investment portfolio. Without this one-time loss in 2006, total noninterest income for 2007 would have increased by $379,000, or 8.3%, compared to the same period last year. Also impacting the increase were increases in wealth management services, service charges on deposit accounts and other deposit fees.

The following table sets forth the various components of noninterest income for the year ended December 31, 2007 and 2006 and the dollar amount and percentage change between the periods:

	December 31,		Increase (Decrease)	
	2007	2006	$	%
	(Dollars in thousands)			
Income from fiduciary activities	$ 1,941	$ 1,816	$ 125	6.88%
Fees from sale of non-deposit products	236	225	11	4.89%
Service charges on deposit accounts	623	549	74	13.48%
Other deposit fees	927	791	136	17.19%
Gain (loss) on sales and calls of available-for-sale securities, net	1	(509)	510	100.00%
Gain on sales of loans, net	6	—	6	—
Income on cash surrender value of life insurance	232	218	14	6.42%
Other income	962	950	12	1.26%
Total noninterest income	$ 4,928	$ 4,040	$ 888	21.98%

Noninterest Expense

Total noninterest expense was $15.5 million for the year ended December 31, 2007, a slight increase from $15.0 million for the same period last year. Total expense for 2006 includes a non-recurring charge for the cost associated with implementing changes identified in a corporate efficiency review. The slight increase in 2007 was also due to increases in occupancy expense, data processing fees, and professional fees, which were partially offset by decreases in salaries and employee benefits.

The following table sets forth the various components of noninterest expense for the years ended December 31, 2007 and 2006 and the dollar amount and percentage change between the periods:

	December 31,		Increase (Decrease)	
	2007	2006	$	%
	(Dollars in thousands)			
Salaries and employee benefits	$ 8,527	$ 8,928	$ (401)	-4.49%
Director fees	309	315	(6)	-1.90%
Occupancy expense	1,587	1,355	232	17.12%
Equipment expense	882	822	60	7.30%
Data processing fees	1,139	859	280	32.60%
Marketing and public relations	461	448	13	2.90%
Professional fees	907	745	162	21.74%
Other expense	1,640	1,559	81	5.20%
Total noninterest expense	$ 15,452	$ 15,031	$ 421	2.80%

Income Taxes

For the year ended December 31, 2007, income taxes of $1.4 million were provided on income before taxes of $4.9 million, for an effective rate of 27.4%, compared to $1.1 million on income before taxes of $3.7 million, for an effective rate of 30.4%, for the year ended December 31, 2006. The decrease in the effective tax rate is the result of increases in tax-exempt municipal securities and preferred stocks that are eligible for the dividends received deduction.

Capital Resources

As of December 31, 2007, the Company had total capital in the amount of $45.8 million, consistent with total capital of $46.2 million at December 31, 2006. The capital ratios of the Company and the Bank exceed applicable regulatory requirements (see Note 16 to the Financial Statements).

Liquidity

Liquidity is measured by the Bank's ability to raise funds instantaneously by converting assets or liabilities to cash at either minimum or no loss to the Bank. As a matter of policy, liquidity is managed so that general operations can be funded and any extraordinary needs can be met. The goal of the Bank's liquidity management effort is to deploy excess funds so that profits can be maximized while the continuity of operations is maintained.

The factors that have most influenced the Bank's liquidity policy are as follows:

(1) reliability and stability of the Bank's deposit base

(2) quality of the asset portfolio

(3) maturity structure and pledging status of the Bank's investment portfolio

(4) potential for loan demand

(5) possibility of extraordinary liquidity demands

(6) anticipated changes in loan repayments

(7) level of the Bank's non-performing and non-earning assets.

In addition, it is recognized that liquidity and asset/liability management are two closely related components of the Bank's overall financial management. If asset/liability gaps are matched, assets and liabilities will be maturing and/or re-pricing at about the same time. This will keep the Bank from becoming illiquid or vulnerable to changes in interest rates.

The Bank measures its liquidity on three distinct levels.

Primary liquidity serves as a source of funds to meet the immediate cash needs of the Bank. Primary liquidity includes cash on hand and due from banks, un-pledged securities that mature in 30 days or less, federal funds sold and the current un-advanced portion of available lines of credit (FHLB and Bank of America). Primary liquidity is calculated on at least a monthly basis and reported as part of the management ALCO reports. The current internal guideline for primary liquidity is 3% to 10% of total assets.

Secondary liquidity is intended as an additional source of funds for the Bank to meet intermediate and long-term cash needs to fund growth expectations and any unexpected funding demands on the Bank. Secondary liquidity consists of un-pledged investment securities available for sale, at current market value, and the un-advanced portion of available borrowing capacity at the FHLB. The current internal guideline for secondary liquidity is 5% to 20% of total assets. As of December 31, 2007, the Bank had total approved borrowing capacity with the Federal Home Loan Bank of Boston of $103.3 million. Total advances outstanding as of December 31, 2007 were $59.6 million, leaving available borrowing capacity of approximately $43.7 million.

Total liquidity is the combination of the primary and secondary liquidity and is the total measure of the Bank's growth capacity before the generation of additional deposits. It is the intention of the Bank to cover all foreseeable demands for cash and still maintain a total liquidity ratio of 10% to 25% of total assets.

As of December 31, 2007 the Bank is in compliance with the established internal guidelines, with primary liquidity, secondary liquidity and total liquidity of 3.98%, 9.28% and 13.26% of total assets, respectively.

As an additional source of liquidity, the Bank has the ability to use brokered deposits as a source of funds. The Bank monitors the market for these products and if rates warrant they will be considered as an additional source of liquidity. The Bank has established a limit of 10% of deposits as a maximum level of such deposits. As of December 31, 2007 the Bank had no brokered certificates of deposit.

The primary function of liquidity management is to assure adequate liquidity and maintain an appropriate balance between interest-sensitive earning assets and interest-bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

Certain marketable investment securities, particularly those of shorter maturities, are the principal source of asset liquidity. The Company maintains such securities in an available-for-sale account as a liquidity resource. Securities maturing in one year or less amounted to $6.3 million at December 31, 2007; additionally, a minimum amount of contractual payments in the amount of $15.8 million for the mortgage-backed securities portfolio is due within one year at December 31, 2007. At December 31, 2007, $83.0 million of the Bank's certificates of deposit and $26.7 million in borrowings are expected to mature in one year or less. Assets such as federal funds sold, mortgages held for sale, pre-payments and payoffs on mortgage-backed securities, as well as maturing loans, are also sources of liquidity.

Gap Analysis

The Company's objectives are to be substantially neutral with respect to interest rate sensitivity and maintain a net cumulative gap at one year of less than +/-25% of total assets. The Company's current practices are consistent with these objectives. The Company believes that it is successfully managing its interest rate risk consistent with these goals. Listed below is a gap analysis as of December 31, 2007 by re-pricing date or maturity.

	0-31 Days	1-3 Months	3-6 Months	6-12 Months	1-5 Years	Over 5 Years
			(Dollars in thousands)			
ASSETS						
Interest-bearing demand deposits	$ 115	$ —	$ —	$ —	$ —	$ —
Federal funds sold	3,706	—	—	—	—	—
Short-term investments	922	—	—	—	—	—
Investments [1]	2,375	5,384	7,625	7,946	48,380	47,348
Total loans	34,912	23,117	8,409	27,419	158,897	69,216
Total earning assets	42,030	28,501	16,034	35,365	207,277	116,564
LIABILITIES						
Noninterest bearing deposits	—	—	—	—	—	72,425
Savings	—	—	15,971	—	32,365	—
NOW accounts	—	—	19,326	—	39,515	—
Money market accounts	15,101	35,829	—	—	15,558	15,097
Total time deposits	18,709	20,396	24,282	18,637	7,099	—
Total deposits	33,810	56,225	59,579	18,637	94,537	87,522
Borrowed funds	14,330	—	—	10,000	16,286	19,000
Securities sold under agreements to repurchase	11,638	—	—	—	—	—
Total liabilities	59,778	56,225	59,579	28,637	110,823	106,522
Net asset (liability) gap	$ (17,748)	$ (27,724)	$ (43,545)	$ 6,728	$ 96,454	$ 10,042
Cumulative gap	$ (17,748)	$ (45,472)	$ (89,017)	$ (82,289)	$ 14,165	$ 24,207
% cumulative gap	-3.75%	-9.62%	-18.83%	-17.40%	3.00%	5.12%

(1) Includes Federal Reserve Bank stock and Federal Home Loan Bank stock.

Off-Balance Sheet Arrangements

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers. In the opinion of Management, these off-balance sheet arrangements are not likely to have a material effect on the Company's financial conditions, results of operations, or liquidity. For a discussion of this matter, please see Note 14 to the Financial Statements.

Forward Looking Statements

This Annual Report and future filings made by the Company with the Securities and Exchange Commission, as well as other filings, reports and press releases made or issued by the Company and the Bank, and oral statements made by executive officers of the Company and the Bank, may include forward-looking statements relating to such matters as:

(a) assumptions concerning future economic and business conditions and their effect on the economy in general and on the markets in which the Company and the Bank do business; and

(b) expectations for increased revenues and earnings for the Company and Bank through growth resulting from acquisitions, attraction of new deposit and loan customers and the introduction of new products and services.

Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Act of 1995.

The Company notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may effect the operation, performance, development and results of the Company's and Bank's business include the following:

(a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Bank operates;

(b) changes in the legislative and regulatory environment that negatively impact the Company and Bank through increased operating expenses;

(c) increased competition from other financial and non-financial institutions;

(d) the impact of technological advances; and

(e) other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Such developments could have an adverse impact on the Company's and the Bank's financial position and results of operation.

QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk of loss from adverse changes in market prices. In particular, the market price of interest-earning assets and liabilities may be affected by changes in interest rates. Since net interest income (the difference or spread between the interest earned on loans and investments and the interest paid on deposits and borrowings) is the Company's primary source of revenue, interest rate risk is the most significant non-credit related market risk to which the Company is exposed. Net interest income is affected by changes in interest rates as well as fluctuations in the level and duration of the Company's assets and liabilities.

The Company's average net interest margin for the year ended December 31, 2007 amounted to 3.74%, in comparison to the 3.79% for the year ended December 31, 2006. Interest rate risk is the exposure of net interest income to movements in interest rates. In addition to directly impacting net interest income, changes in interest rates can also affect the amount of new loan originations, the ability of borrowers to repay variable rate loans, the volume of loan prepayments and re-financings, the carrying value of investment securities classified as available-for-sale and the flow and mix of deposits.

Asset/Liability Management

The Company's Asset/Liability Management Committee (the "ALCO Committee") is comprised of the President and Chief Executive Officer of the Company; the Senior Executive Vice President, Chief Operating Officer and Chief Financial Officer; the Executive Vice President and Senior Loan Officer; the Executive Vice President of Retail Banking; the Senior Vice President of Operations; the Senior Vice President and Chief Risk Officer; and various lending and finance officers. This Committee is responsible for managing interest rate risk in accordance with policies approved by the Board of Directors regarding acceptable levels of interest rate risk, liquidity and capital. This Committee meets regularly and sets the rates on deposits and loan products, approves loan pricing strategies, reviews investment transactions and sets other strategic initiatives that relate to balance sheet management and structure as considered necessary. This Asset/Liability Management Committee reports to the Board of Director ALCO Committee, which is comprised of several independent Directors and the President and Chief Executive Officer.

The Company is subject to interest rate risk in the event that interest rates increase or decrease. The two primary measurements of exposure to changes in interest rates, which the Bank manages and monitors closely, are net interest income simulation, using various interest rate scenarios, and rate shocks, and their impact on the economic value of equity, given specific interest rate scenarios.

The Bank works with an independent third party consultant to calculate and review these various measurements. The Board and Management ALCO committees meet with the third party consultant on a quarterly basis to review the results of the current period as measured against established guidelines, trends from previous analyses and the impact of the strategies put in place on actual period over period results and to formulate strategies and direction to comply with established guidelines and to adjust to current economic conditions and direction.

Net Interest Income Simulation

As part of its risk management practices, the Company runs net interest income simulations to determine the impact on net interest income given an increase or decrease in interest rates, as these changes would have an impact on future levels of net interest income. These simulations require that estimates and assumptions be made with respect to deposit pricing; including potential changes in non-maturity core deposits, and reinvestment of cash flows from the loan and investment portfolios given changes in rates both up and down. The results of the most recent simulation are as follows:

	December 31, 2007			December 31, 2006		
	Projected net interest income	Change from Year 1 base case		Projected net interest income	Change from Year 1 base case	
		$	%		$	%
	(Dollars in thousands)					
Year 1 Projections:						
Down 200 basis points	$ 16,671	$ (132)	(0.79)%	$ 16,817	$ (50)	(0.30)%
Base	16,803	—	—	16,867	—	—
Up 200 basis points	16,348	(455)	(2.71)%	16,411	(456)	(2.70)%
Year 2 Projections:						
Down 200 basis points	$ 16,298	$ (505)	(3.01)%	$ 16,624	$ (243)	(1.44)%
Base	17,346	544	3.24%	17,439	572	3.39%
Up 200 basis points	16,467	(336)	(2.00)%	16,738	(129)	(0.76)%

The above changes in net interest income are within the risk tolerance levels established by the Company policies.

Economic Value of Equity

In the event that interest rates increase or decrease, the economic value of equity (EVE) changes due to its inherent correlation to changes in the market value of the Company's assets and liabilities. The Company is considered "liability sensitive" if changes in the interest rate would cause the assets of the Company to extend out, and as a result, liabilities would re-price faster than assets. Conversely, the Company is considered "asset sensitive" if interest rate changes cause liabilities to extend out, thus making assets re-price faster than liabilities.

As of December 31, 2007, the capital ratio of the Company on an EVE basis, at current rate levels, is 12.95%. Based on the most recent analysis it is estimated that an immediate increase in interest rates of 200 basis points (for example, an increase in the prime rate from 6.00% to 8.00%) would result in an EVE capital ratio of 12.42%. Alternatively, if interest rates were to decrease by 200 basis points, the EVE capital ratio is estimated to be 11.90%. These changes are within the risk tolerance levels established by the Company policies.

SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Beverly National Corporation
Beverly, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Beverly National Corporation and Subsidiary as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beverly National Corporation and Subsidiary as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Shatswell, MacLeod + Company, P.C.
SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
March 25, 2008

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

BEVERLY NATIONAL CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2007 and 2006
(Dollars in thousands, except per share data)

	2007	2006
ASSETS		
Cash and due from banks	$ 10,752	$ 12,954
Federal funds sold	3,706	11,604
Interest-bearing demand deposits with other banks	115	1,010
Short-term investments	922	4,155
Cash and cash equivalents	15,495	29,723
Investments in available-for-sale securities (at fair value)	114,793	112,026
Federal Home Loan Bank stock, at cost	3,452	3,503
Federal Reserve Bank stock, at cost	553	188
Loans, net of the allowance for loan losses of $3,614 and $3,044, respectively	318,356	302,667
Premises and equipment	7,321	6,285
Accrued interest receivable	1,805	1,840
Other assets	11,016	10,912
Total assets	$ 472,791	$ 467,144
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 72,425	$ 75,751
Interest-bearing	277,885	277,107
Total deposits	350,310	352,858
Federal Home Loan Bank advances	59,616	47,000
Securities sold under agreements to repurchase	11,638	16,372
Other liabilities	5,462	4,736
Total liabilities	427,026	420,966
Stockholders' equity:		
Preferred stock, $1.00 par value per share; 300,000 shares authorized; issued and outstanding none	—	—
Common stock, par value $2.50 per share; authorized 5,000,000 shares; issued 2,890,690 shares as of December 31, 2007 and 2,837,240 shares as of December 31, 2006; outstanding, 2,641,798 shares as of December 31, 2007 and 2,726,835 shares as of December 31, 2006	7,227	7,093
Paid-in capital	22,586	21,772
Retained earnings	21,050	19,694
Treasury stock, at cost (248,892 shares as of December 31, 2007 and 110,405 shares as of December 31, 2006)	(4,370)	(1,495)
Unearned shares, Restricted Stock Plan (9,005 shares as of December 31, 2007)	(197)	—
Accumulated other comprehensive loss	(531)	(886)
Total stockholders' equity	45,765	46,178
Total liabilities and stockholders' equity	$ 472,791	$ 467,144

The accompanying notes are an integral part of these consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2007 and 2006
(In thousands, except per share data)

	2007	2006
Interest and dividend income:		
Interest and fees on loans	$ 20,682	$ 18,832
Interest on debt securities:		
Taxable	4,577	4,125
Tax-exempt	459	111
Dividends on marketable equity securities	652	306
Other interest	482	282
Total interest and dividend income	26,852	23,656
Interest expense:		
Interest on deposits	7,940	5,784
Interest on other borrowed funds	3,073	2,635
Total interest expense	11,013	8,419
Net interest and dividend income	15,839	15,237
Provision for loan losses	395	590
Net interest and dividend income after provision for loan losses	15,444	14,647
Noninterest income:		
Income from fiduciary activities	1,941	1,816
Fees from sale of non-deposit products	236	225
Service charges on deposit accounts	623	549
Other deposit fees	927	791
Gain (loss) on sales and calls of available-for-sale securities, net	1	(509)
Gain on sales of loans, net	6	—
Income on cash surrender value of life insurance	232	218
Other income	962	950
Total noninterest income	4,928	4,040
Noninterest expense:		
Salaries and employee benefits	8,527	8,928
Director fees	309	315
Occupancy expense	1,587	1,355
Equipment expense	882	822
Data processing fees	1,139	859
Marketing and public relations	461	448
Professional fees	907	745
Other expense	1,640	1,559
Total noninterest expense	15,452	15,031
Income before income taxes	4,920	3,656
Income taxes	1,350	1,110
Net income	$ 3,570	$ 2,546
Earnings per common share	$ 1.31	$ 1.12
Earnings per common share, assuming dilution	$ 1.30	$ 1.10

The accompanying notes are an integral part of these consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2007 and 2006
(Dollars in thousands, except per share data)

	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Unearned Shares, Restricted Stock Plan	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2005	$ 4,983	$ 6,848	$ 18,992	$ (1,495)	$ —	$ (607)	$ 28,721
Comprehensive income:							
Net income	—	—	2,546	—	—	—	—
Other comprehensive loss, net of tax effect	—	—	—	—	—	(161)	—
Comprehensive income	—	—	—	—	—	—	2,385
Tax benefit for stock options	—	98	—	—	—	—	98
Stock awards (500 shares)	1	11	—	—	—	—	12
Dividends declared ($.80 per share)	—	—	(1,844)	—	—	—	(1,844)
Adjustment to initially apply SFAS No. 158, net of tax effect	—	—	—	—	—	(118)	(118)
Sale of 38,540 shares of common stock on exercise of stock options	96	430	—	—	—	—	526
Proceeds from stock offering (805,000 shares)	2,013	14,349	—	—	—	—	16,362
Stock-based compensation expense	—	36	—	—	—	—	36
Balance, December 31, 2006	7,093	21,772	19,694	(1,495)	—	(886)	46,178
Comprehensive income:							
Net income	—	—	3,570	—	—	—	—
Other comprehensive income, net of tax effect	—	—	—	—	—	355	—
Comprehensive income	—	—	—	—	—	—	3,925
Tax benefit for stock options	—	76	—	—	—	—	76
Stock awards (500 shares)	1	9	—	—	—	—	10
Dividends declared ($.80 per share)	—	—	(2,214)	—	—	—	(2,214)
Sale of 43,675 shares of common stock on exercise of stock options	109	534	—	—	—	—	643
Restricted stock awarded (9,275 shares)	24	179	—	—	(203)	—	—
Vesting of restricted stock awards (270 shares)	—	—	—	—	6	—	6
Purchase of treasury stock (138,487 shares)	—	—	—	(2,875)	—	—	(2,875)
Stock-based compensation expense	—	16	—	—	—	—	16
Balance, December 31, 2007	$ 7,227	$ 22,586	$ 21,050	$ (4,370)	$ (197)	$ (531)	$ 45,765

BEVERLY NATIONAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2007 and 2006
(Dollars in thousands)
(continued)

Reclassification disclosure for the years ended December 31:

	2007	2006
Unrealized gains (losses) on securities		
Net unrealized holding gain on available-for-sale securities	$ 974	$ 306
Net unrealized loss transferred from held-to-maturity securities	—	(1,026)
Reclassification adjustment for realized (gains) losses in net income	(1)	509
	973	(211)
Income tax (expense) benefit	(349)	50
	624	(161)
Comprehensive loss—pension and postretirement benefit plans	(455)	—
Income tax benefit	186	—
	(269)	—
Other comprehensive income (loss), net of tax	$ 355	$ (161)

Accumulated other comprehensive loss consists of the following as of December 31:

	2007	2006
Net unrealized holding losses on available-for-sale securities, net of taxes	$ (144)	$ (768)
Unrecognized pension and postretirement benefit plan expenses—SFAS No. 158, net of tax	(387)	(118)
	$ (531)	$ (886)

The accompanying notes are an integral part of these consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007 and 2006
(In thousands)

	2007	2006
Cash flows from operating activities:		
Net income	$ 3,570	$ 2,546
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in mortgage servicing rights	34	42
Depreciation and amortization	748	652
Stock awards	16	12
Stock-based compensation	16	36
(Gain) loss on sales and calls of available-for-sale investments, net	(1)	509
Provision for loan losses	395	590
Deferred tax benefit	(202)	(254)
Decrease (increase) in taxes receivable	130	(61)
Decrease (increase) in interest receivable	35	(199)
Increase in interest payable	421	373
Increase in accrued expenses	117	101
(Increase) decrease in prepaid expenses	(2)	54
Increase (decrease) in other liabilities	206	(157)
Increase in other assets	(21)	(34)
Increase in cash surrender value of life insurance	(232)	(218)
Decrease in RABBI Trust trading securities	102	86
Amortization of securities, net	26	282
Change in deferred loan costs, net	18	(49)
Net cash provided by operating activities	5,376	4,311
Cash flows from investing activities:		
Purchases of available-for-sale securities	(25,102)	(62,818)
Proceeds from sales of available-for-sale securities	—	44,228
Proceeds from maturities of available-for-sale securities	22,810	14,063
Proceeds from maturities of held-to-maturity securities	—	4,595
Redemption of Federal Home Loan Bank stock	371	—
Purchases of Federal Home Loan Bank stock	(320)	(1,631)
Purchase of Federal Reserve Bank stock	(365)	—
Loan originations and principal collections, net	(16,027)	(29,745)
Purchases of loans	(265)	(6,157)
Recoveries of loans previously charged off	190	7
Capital expenditures	(1,784)	(2,360)
Net cash used in investing activities	(20,492)	(39,818)

BEVERLY NATIONAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007 and 2006
(In thousands)
(continued)

	2007	2006
Cash flows from financing activities:		
Net decrease in demand deposits, NOW and savings accounts	(11,601)	(4,825)
Net increase in time deposits	9,053	11,871
Advances from Federal Home Loan Bank	25,500	37,000
Payments of Federal Home Loan Bank advances	(17,214)	(4,300)
Net increase (decrease) in short term FHLB advances	4,330	(8,600)
(Decrease) increase in securities sold under agreements to repurchase	(4,734)	4,982
Proceeds from exercise of stock options	643	526
Proceeds from stock offering (total proceeds of $16,812, less offering costs of $450)	—	16,362
Purchase of treasury stock	(2,875)	—
Dividends paid	(2,214)	(1,844)
Net cash provided by financing activities	888	51,172
Net (decrease) increase in cash and cash equivalents	(14,228)	15,665
Cash and cash equivalents at beginning of year	29,723	14,058
Cash and cash equivalents at end of year	$ 15,495	$ 29,723
Supplemental disclosures:		
Interest paid	$ 10,592	$ 8,046
Income taxes paid	1,422	1,425
Transfer from held-to-maturity securities to available-for-sale securities	—	60,896
Due to broker	(473)	473

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1—NATURE OF OPERATIONS

Beverly National Corporation (Company) is a state chartered corporation that was organized in 1984 to become the holding company of Beverly National Bank (Bank). The Company's primary activity is to act as the holding company for the Bank. The Bank is a federally chartered bank, which was founded in 1802 and is headquartered in Beverly, Massachusetts. The Bank operates its business from eight full service branches and two educational banking offices located in Massachusetts. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate loans, and in consumer and small business loans. The Bank also operates a trust department that offers fiduciary and investment services.

NOTE 2—ACCOUNTING POLICIES

The accounting and reporting policies of the Company and its subsidiary conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements were prepared using the accrual basis of accounting with the exception of fiduciary activities and certain minor sources of income which are reflected on a cash basis. The results of these activities do not differ materially from those which would result using the accrual method. The significant accounting policies are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank and the Bank's wholly-owned subsidiaries, Hannah Insurance Agency, Inc. and Beverly National Security Corporation. Hannah Insurance Agency, Inc. was formed to market life insurance, disability insurance and long term care products. Beverly National Security Corporation was established for the exclusive purpose of buying, selling or holding securities. All significant intercompany accounts and transactions have been eliminated in the consolidation. During 2006 the Company dissolved Hannah Insurance Agency, Inc.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest-bearing demand deposit accounts with other banks, short-term investments and federal funds sold.

Cash and due from banks as of December 31, 2007 and 2006 includes $368 and $470, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts computed so as to approximate the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading. These security classifications may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

- Held-to-maturity securities are measured at amortized cost in the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.
- Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized.

- Trading securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses for trading securities are included in earnings.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff are reported at their outstanding principal balances adjusted for amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Loan origination and commitment fees and certain direct origination costs are deferred, and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans.

Residential real estate loans are generally placed on nonaccrual when reaching 90 days past due or in process of foreclosure. All closed-end consumer loans 90 days or more past due and any equity line in the process of foreclosure are placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 120 days past due depending on the type of loan. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months.

Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets.

SERVICING:

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Statement of Financial Accounting Standards (SFAS) No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or fair value less estimated costs to sell. Any write down from cost to fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets, subsequent write downs and gains or losses recognized upon sale are included in other expense.

In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," the Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor's assets regardless of whether formal foreclosure proceedings take place.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate those assets' fair values.

Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated by discounting the future cash flows, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand deposits, regular savings, NOW accounts, and money market accounts are equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank advances: The carrying amounts reported on the consolidated balance sheet for these borrowings approximate their fair value.

Securities sold under agreements to repurchase: The carrying amounts reported on the consolidated balance sheets for securities sold under agreements to repurchase approximate their fair values.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

ADVERTISING:

The Company directly expenses costs associated with advertising as they are incurred.

INCOME TAXES:

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

STOCK BASED COMPENSATION:

At December 31, 2007, the Company has five stock-based employee compensation plans which are described more fully in Note 10. The Company accounts for the plans under SFAS No. 123(R) "Share-Based Payment." During the years ended December 31, 2007 and 2006, $16 and $36, respectively, in stock-based employee compensation was recognized. Prior to January 2006, the Company accounted for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, no compensation cost had been recognized for its fixed stock option plans. In addition, $49 and $12 of compensation cost was recognized in 2007 and 2006, respectively, for annual stock awards of 500 shares to an executive officer under his employment agreement and for compensation costs related to the 2005 Restricted Stock Plan.

SUPPLEMENTAL RETIREMENT PLAN:

In connection with its Supplemental Retirement Plan, the Company established a RABBI Trust to assist in the administration of the plan. The accounts of the RABBI Trust are consolidated in the Company's consolidated financial statements. Any trading securities held by the RABBI Trust are accounted for in accordance with SFAS No. 115.

EARNINGS PER SHARE:

Basic earnings per share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

RECENT ACCOUNTING PRONOUNCEMENTS:

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, "Accounting for Certain Hybrid Instruments" (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS No. 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS No. 133. The statement is effective as of January 1, 2007. The adoption of SFAS 155 did not have a material impact on the Company's financial condition, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets- an amendment of FASB Statement No. 140" (SFAS 156). SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value; however, an entity may elect the "amortization method" or "fair value method" for subsequent balance sheet reporting periods. SFAS 156 is effective as of an entity's first fiscal year beginning after September 15, 2006. Early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The adoption of this statement did not have a material impact on the Company's financial condition or results of operations.

In June 2006 the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have a material impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and enhances disclosures about fair value measurements. SFAS 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Company's consolidated financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. The Company does not expect the adoption of this statement to have a material impact on its financial condition and results of operations.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on Issue No. 06-4 "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements," (EITF 06-4). EITF 06-4 requires companies with an endorsement split-dollar life insurance arrangement to recognize a liability for future postretirement benefits. The effective date is for fiscal years beginning after December 15, 2007, with earlier application permitted. Companies should recognize the effects of applying this issue through either (a) a change in accounting principle through a cumulative effect adjustment to retained earnings or (b) a change in accounting principle through retrospective application to all periods. The Company does not expect the adoption of this issue to have a material impact on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective at the beginning of the Company's fiscal year beginning January 1, 2008, and early application may be elected in certain circumstances. The Company does not expect the adoption of this statement to have a material impact on its financial position and results of operations.

NOTE 3—INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values are as follows as of December 31:

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007:				
Debt securities issued by U.S. government corporations and agencies	$ 12,690	$ 127	$ 8	$ 12,809
Debt securities issued by states of the United States and political subdivisions of the states	12,325	24	155	12,194
Preferred stocks	12,407	91	382	12,116
Marketable equity securities	560	2	7	555
Mortgage-backed securities	76,672	383	335	76,720
Debt securities issued by foreign governments	400	—	1	399
	$ 115,054	$ 627	$ 888	$ 114,793
December 31, 2006:				
Debt securities issued by U.S. government corporations and agencies	$ 13,000	$ 14	$ 71	$ 12,943
Debt securities issued by states of the United States and political subdivisions of the states	9,730	2	75	9,657
Corporate debt securities	1,451	—	—	1,451
Preferred stocks	9,529	—	49	9,480
Marketable equity securities	537	4	13	528
Mortgage-backed securities	78,613	118	1,159	77,572
Debt securities issued by foreign governments	400	—	5	395
	$ 113,260	$ 138	$ 1,372	$ 112,026

The scheduled maturities of available-for-sale debt securities and trust preferred securities were as follows as of December 31, 2007:

	Fair Value
Due within one year	$ 2,991
Due after one year through five years	7,091
Due after five years through ten years	5,424
Due in more than ten years	18,836
Mortgage-backed securities	76,720
	$ 111,062

There were no sales of available-for-sale securities in 2007. Proceeds from sales of available-for-sale securities in 2006 amounted to $44,228. Gross realized gains and losses in the year ended December 31, 2006 were $258 and $767, respectively. The tax benefit applicable to these net realized losses amounted to $181 for the year ended December 31, 2006.

During 2006, the amortized cost of held-to-maturity securities that was transferred to available-for-sale amounted to $58,870, and the related unrealized loss amounted to $1,026. Held-to-maturity securities were transferred to the available-for-sale category to reposition the investment portfolio and provide greater flexibility in the future. The Company does not intend to hold held-to-maturity securities in the future.

As of December 31, 2007, there were no securities that exceeded 10% of stockholders' equity.

Total carrying amounts of $55,640 and $59,042 of securities were pledged to secure treasury tax and loan, trust funds and public funds on deposit, and securities sold under agreements to repurchase as of December 31, 2007 and 2006, respectively.

In connection with its supplemental retirement plan described in Note 11, the Company set up a RABBI Trust which holds trading securities. The RABBI Trust is included in other assets on the consolidated balance sheets. The portion of trading gains for the years ended December 31, 2007 and 2006 that relates to trading securities still held at year end amounted to $21 and $6, respectively. The fair value of trading securities held in the RABBI Trust as of December 31, 2007 and 2006 was $308 and $410, respectively.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2007:						
Debt securities issued by U.S. government corporations and agencies	$ —	$ —	$ 2,992	$ 8	$ 2,992	$ 8
Debt securities issued by states of the United States and political subdivisions of the states	4,903	64	5,433	91	10,336	155
Mortgage-backed securities	5,241	92	30,037	243	35,278	335
Debt securities issued by foreign governments	—	—	399	1	399	1
Marketable equity securities	—	—	548	7	548	7
Preferred stocks	8,940	382	—	—	8,940	382
Total temporarily impaired securities	$ 19,084	$ 538	$ 39,409	$ 350	$ 58,493	$ 888
December 31, 2006:						
Debt securities issued by U.S. government corporations and agencies	$ 3,993	$ 7	$ 4,936	$ 64	$ 8,929	$ 71
Debt securities issued by states of the United States and political subdivisions of the states	6,377	70	399	5	6,776	75
Mortgage-backed securities	28,296	156	38,107	1,003	66,403	1,159
Debt securities issued by foreign governments	—	—	395	5	395	5
Marketable equity securities	—	—	518	13	518	13
Preferred stocks	5,480	49	—	—	5,480	49
Total temporarily impaired securities	$ 44,146	$ 282	$ 44,355	$ 1,090	$ 88,501	$ 1,372

The investments in the Company's investment portfolio that are temporarily impaired as of December 31, 2007 consist primarily of debt and mortgage-backed securities issued by U.S. government corporations and agencies with strong credit ratings and preferred stocks. The unrealized losses in the above table are primarily attributable to changes in market interest rates and recent uncertainties in the financial markets. Company management has the ability to hold debt securities to maturity and equity securities until cost recovery occurs and does not intend to sell these securities in the near term future. Therefore, the December 31, 2007 unrealized losses are determined to be temporary.

NOTE 4—LOANS

Loans consisted of the following as of December 31:

	2007	2006
Commercial, financial and agricultural	$ 39,343	$ 48,201
Real estate—construction and land development	17,042	20,890
Real estate—residential	120,512	106,930
Real estate—commercial	127,819	112,237
Consumer	2,392	3,102
Other	14,193	13,664
	321,301	305,024
Allowance for loan losses	(3,614)	(3,044)
Deferred loan costs, net	669	687
Net loans	$ 318,356	$ 302,667

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2007	2006
Balance at beginning of period	$ 3,044	$ 2,514
Loans charged off	(15)	(10)
Provision for loan losses	395	590
Recoveries of loans previously charged off	190	7
Reclassification as allowance for commitments	—	(57)
Balance at end of period	$ 3,614	$ 3,044

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 2007. Total loans to such persons and their companies amounted to $177 as of December 31, 2007. During 2007, principal payments and advances totaled $236 and $146, respectively.

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:

	2007	2006
Total nonaccrual loans	$ 259	$ 16
Accruing loans which are 90 days or more overdue	$ —	$ —

Information about loans that meet the definition of an impaired loan in SFAS No. 114 is as follows:

	December 31,			
	2007		2006	
	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses	Recorded Investment In Impaired Loans	Related Allowance For Credit Losses
Loans for which there is a related allowance for credit losses	$ 234	$ 5	$ —	$ —
Loans for which there is no related allowance for credit losses	—	—	—	—
Totals	$ 234	$ 5	$ —	$ —
Average recorded investment in impaired loans during the year ended December 31	$ 18		$ 12	
Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired				
Total recognized	$ —		$ —	
Amount recognized using a cash-basis method of accounting	$ —		$ —	

Loans serviced for others are not included in the accompanying balance sheets. As of December 31, 2007 and 2006, the unpaid principal balances of loans serviced for others were $28,445 and $31,879, respectively.

Changes in mortgage servicing rights, which are included in other assets, were as follows for the years ended December 31:

	2007	2006
Balance at beginning of period	$ 93	$ 135
Amortization	(34)	(42)
Balance at end of period	$ 59	$ 93

No valuation allowance for the carrying amount of mortgage servicing rights at December 31, 2007 and 2006 was recorded because management estimated that there was no impairment in the carrying amount of those rights. The fair values of these rights approximated their carrying amount.

NOTE 5—PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2007	2006
Land	$ 364	$ 364
Buildings	4,322	4,260
Furniture and equipment	5,691	5,024
Leasehold improvements	6,051	4,909
Construction in progress	—	87
	16,428	14,644
Accumulated depreciation and amortization	(9,107)	(8,359)
	$ 7,321	$ 6,285

Depreciation and amortization expense for the years ended December 31, 2007 and 2006 amounted to $748 and $652, respectively.

NOTE 6—DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100 or more was $31,716 and $26,461 as of December 31, 2007 and 2006, respectively.

For time deposits as of December 31, 2007, the scheduled maturities for the years ended December 31, are:

2008	$ 82,954
2009	4,472
2010	1,016
2011	641
2012	40
	$ 89,123

Deposits from related parties held by the Company as of December 31, 2007 and 2006 amounted to $2,750 and $4,926, respectively.

NOTE 7—FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston (FHLB).

Maturities of advances from the FHLB for the years ending after December 31, 2007 are summarized as follows:

2008	$ 26,662
2009	7,954
2010	3,000
2012	3,000
Thereafter	19,000
Total	$ 59,616

At December 31, 2007, the following advances from the FHLB were redeemable at par at the option of the FHLB:

Maturity Date	Optional Redemption Date	Amount
December 14, 2010	December 15, 2008 and quarterly thereafter	$ 3,000
May 25, 2012	May 27, 2008 and quarterly thereafter	3,000
October 10, 2013	January 10, 2008 and quarterly thereafter	5,000
May 30, 2017	February 29, 2008 and quarterly thereafter	3,000
June 8, 2017	March 10, 2008 and quarterly thereafter	3,000
July 20, 2017	January 22, 2008 and quarterly thereafter	3,000
July 31, 2017	January 31, 2008 and quarterly thereafter	5,000
		$ 25,000

Amortizing advances are being repaid in equal monthly payments and are being amortized from the date of the advance to the maturity date on a direct reduction basis.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties, certain unencumbered investment securities and other qualified assets.

At December 31, 2007, the interest rates on FHLB advances ranged from 3.06% to 5.07%. At December 31, 2007, the weighted average interest rate on FHLB advances was 4.20%.

NOTE 8—SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The securities sold under agreements to repurchase as of December 31, 2007 are securities sold on a short term basis by the Bank that have been accounted for not as sales but as borrowings. The securities consisted of mortgage-backed securities issued by U.S. government corporations, debt securities issued by states of the United States and political subdivisions of the states and preferred stocks. The securities were held in the Bank's safekeeping account at the Federal Reserve Bank under the control of the Bank, and in the Bank's trust department. The securities are pledged to the purchasers of the securities. The purchasers have agreed to sell to the Bank substantially identical securities at the maturity of the agreements.

NOTE 9—INCOME TAXES

The components of the income tax expense are as follows for the years ended December 31:

	2007	2006
Current:		
Federal	$ 1,281	$ 1,110
State	271	254
	1,552	1,364
Deferred:		
Federal	(154)	(192)
State	(48)	(62)
	(202)	(254)
Total income tax expense	$ 1,350	$ 1,110

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:

	2007	2006
	% of Income	% of Income
Federal income tax at statutory rate	34.0%	34.0%
Increase (decrease) in tax resulting from:		
Tax-exempt income	(9.5)	(7.1)
Dividends paid to ESOP	(0.6)	(0.8)
Unallowable expenses	1.0	0.8
Other	(0.5)	—
State tax, net of federal tax benefit	3.0	3.5
Effective tax rates	27.4%	30.4%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2007	2006
Deferred tax assets:		
Allowance for loan losses	$ 1,300	$ 1,137
Deferred compensation	820	773
Accrued retirement benefits	152	150
Accrued interest on nonperforming loans	2	1
Accrued pension	152	215
Unrecognized employee benefit costs under SFAS No. 158	268	82
Net unrealized holding loss on available-for-sale securities	117	466
Gross deferred tax assets	2,811	2,824
Deferred tax liabilities:		
Accelerated depreciation	36	55
Loan origination fees and costs, net	278	294
Other adjustments	24	27
Mortgage servicing rights	24	38
Gross deferred tax liabilities	362	414
Net deferred tax asset	$ 2,449	$ 2,410

Deferred tax assets as of December 31, 2007 and 2006 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

As of December 31, 2007, the Company had no operating loss and tax credit carryovers for tax purposes.

NOTE 10—STOCK COMPENSATION PLANS

In 2005, the Company adopted the 2005 Restricted Stock Plan under which up to 37,000 shares of stock of the Company may be awarded to key employees or directors of the Company. In 2007, 9,275 shares of restricted stock grants were awarded at the market price of $21.85. As of December 31, 2007, 270 shares were vested and compensation cost relating to the 2005 Restricted Stock Plan totaled $44. As of December 31, 2007, there was $158 of unrecognized compensation cost related to nonvested shares awarded. That cost is expected to be recognized over a weighted average period of 2.4 years.

The Company has also adopted five fixed option, stock-based compensation plans. Under the 1996 amended 1987 Incentive Stock Option Plan for Key Employees, the Company may grant up to 97,650 shares, at fair value, to key employees. Under the 1996 Incentive Stock Option Plan for Key Employees the Company may grant up to 75,390 shares of common stock, at fair value, to key employees. Under the 1998 Incentive Stock Option Plan for Key Employees the Company may grant up to 63,000 shares of common stock, at fair value, to present and future employees. Under the 1996, 1994 and 1993 amended 1987 Director's plan, the Company may grant up to 113,400 shares of common stock to present and future directors at prices and exercise terms as determined by the Board of Directors. Under the 1998 amended 2002 Directors' plan, the Company may grant up to 54,521 shares of common stock to present and future Directors. Under the 1998 Directors' Plan, stock options are granted at prices and exercise terms as determined by the Board of Directors. In 2002, the 1998 Director's Stock Option Plan was amended so that all options granted under the plan shall immediately vest in full upon a Director reaching mandatory retirement age and that all options granted shall expire if not exercised within 90 days after the Director's retirement.

A summary of the status of the Company's fixed stock option plans as of December 31, 2007 and 2006 and changes during the years ending on those dates is presented below:

Fixed Options	2007 Shares	2007 Weighted-Average Exercise Price	2006 Shares	2006 Weighted-Average Exercise Price
Outstanding at beginning of year	71,454	$ 14.71	111,149	$ 14.33
Exercised	(43,675)	14.73	(38,540)	13.64
Forfeited	(2,270)	11.01	(1,155)	14.26
Outstanding at end of year	25,509	15.01	71,454	14.71
Options exercisable at year-end	21,297	$ 15.23	62,466	$ 14.78
Weighted-average fair value of options granted during the year	N/A		N/A	

The following table summarizes information about fixed stock options outstanding as of December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of 12/31/07	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable as of 12/31/07	Weighted-Average Exercise Price
$13.36 – 13.40	4,284	3.15 years	$ 13.37	1,794	$ 13.38
14.52	6,535	2.07 years	14.52	5,023	14.52
15.69 – 15.76	14,690	0.24 years	15.70	14,480	15.70
	25,509	1.20 years	15.01	21,297	15.23

As of December 31, 2007, there was $16 of unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the stock option plans. That cost is expected to be recognized over a weighted-average period of 1.5 years.

NOTE 11—EMPLOYEE BENEFITS OTHER THAN POSTRETIREMENT, MEDICAL AND LIFE INSURANCE BENEFITS

Defined benefit pension plan

The Company provides pension benefits for eligible employees through a defined benefit pension plan (plan).

Effective January 1, 2006, the Company suspended the plan so that participating employees no longer earn additional defined benefits for future services.

The following tables set forth information about the plan, using a measurement date of December 31, as of December 31 and the years then ended:

	2007	2006
Change in projected benefit obligation:		
Benefit obligation at beginning of year	$ 7,861	$ 7,507
Interest cost	494	473
Benefits paid	(385)	(353)
Actuarial loss	208	234
Benefit obligation at end of year	8,178	7,861
Change in plan assets:		
Plan assets at estimated fair value at beginning of year	7,362	6,855
Actual return on plan assets	379	860
Benefits paid	(385)	(353)
Fair value of plan assets at end of year	7,356	7,362
Funded status and recognized liability included in the balance sheet	$ (822)	$ (499)

Amounts recognized in accumulated other comprehensive loss, before tax effect, consist of an unrecognized net loss of $450 as of December 31, 2007 and an unrecognized net gain of $25 as of December 31, 2006.

The accumulated benefit obligation for the defined benefit pension plan was $8,178 and $7,861 at December 31, 2007 and 2006, respectively.

The discount rate used in determining the actuarial present value of the projected benefit obligation was 6.25% for 2007 and 2006.

Components of net periodic cost and other amounts recognized in other comprehensive income:

	2007	2006
Interest cost on benefit obligation	$ 494	$ 473
Expected return on assets	(646)	(601)
Net periodic benefit	(152)	(128)
Total plan income	(152)	(128)
Other changes in plan assets and benefit obligations recognized in other comprehensive income:		
Net actuarial loss	475	—
Total recognized in other comprehensive income	475	—
Total recognized in plan income and other comprehensive income	$ 323	$ (128)

The estimated unrecognized net actuarial loss that is expected to be recognized into net periodic benefit or cost is $0 in 2008.

For the years ended December 31, 2007 and 2006, the assumptions used to determine the net periodic benefit are as follows:

	Years Ended December 31,	
	2007	2006
Discount rate	6.25%	6.25%
Expected long-term rate of return on plan assets	9.00%	9.00%

The expected long-term rate of return on plan assets for the pension plan is based on historical returns on plan assets, current and future asset allocations, and Company management's outlook for long-term interest rates.

Plan Assets

The Company's pension plan asset allocations by asset category are as follows:

	December 31, 2007		December 31, 2006	
	Fair Value	Percent	Fair Value	Percent
Accrued income	$ 18	.2%	$ 18	.2%
Beverly National Bank money market account	548	7.5	597	8.1
Fixed income securities	1,601	21.8	1,687	22.9
Equity securities	5,189	70.5	5,060	68.8
Total	$ 7,356	100.0%	$ 7,362	100.0%

Except for the money market account, there were no securities of the Company and related parties included in plan assets as of December 31, 2007 and 2006.

The plan's investments are managed in accordance with the Bank's Trust Department investment management policies and procedures. To achieve the plan's investment objectives, assets within the plan are allocated among a number of asset classes to ensure a proper level of diversification, risk, return and liquidity. The plan's investment portfolio is managed under a "balanced" asset allocation objective, and as of December 31, 2007 the allocation guidelines are as follows:

	Range	Long-Term Target
Equity securities	65% - 75%	70%
Fixed income securities	25% - 35%	30%

Based on current data and assumptions, the following benefits are expected to be paid for each of the following five years and in the aggregate five years thereafter:

2008	$ 381
2009	413
2010	427
2011	419
2012	431
2013 – 2017	2,509

The Company does not expect to make a contribution to its pension plan in 2008.

Supplemental Retirement Plans

On December 24, 1996 the Company adopted a Supplemental Retirement Plan for two executive officers. This plan provides nonfunded retirement benefits designed to supplement benefits available through the Company's retirement plan for employees.

The following tables set forth information about the plan as of December 31 and the years then ended:

	2007	2006
Changes in projected benefit obligation:		
Benefit obligation at beginning of year	$ 1,204	$ 1,251
Interest cost	75	78
Benefit paid	(123)	(123)
Actuarial gain	(2)	(2)
Benefit obligation at end of year	1,154	1,204
Plan assets	0	0
Funded status included in other liabilities	$ (1,154)	$ (1,204)

Amounts recognized in accumulated other comprehensive loss, before tax effect, consist of an unrecognized net actuarial loss of $118 as of December 31, 2007 and an unrecognized net actuarial loss of $123 as of December 31, 2006.

The accumulated benefit obligation for the supplemental retirement plan was $1,154 and $1,204 at December 31, 2007 and 2006, respectively.

	2007	2006
Components of net periodic cost:		
Interest cost	$ 75	$ 78
Amortization of unrecognized net loss	3	39
Net periodic pension cost	78	117
Other changes in benefit obligations recognized in other comprehensive income:		
Net actuarial gain	(2)	—
Amortization of unrecognized net actuarial loss	(3)	—
Total recognized in other comprehensive income	(5)	—
Total recognized in net periodic benefit cost and other comprehensive income	$ 73	$ 117

The estimated unrecognized net actuarial loss that will be amortized from accumulated other comprehensive loss into net periodic pension cost over the year ended December 31, 2008 is $3.

The discount rate and estimated pay increases used in determining the projected benefit obligation and net periodic pension cost were 6.25% and 0%, respectively, for 2007 and 2006.

Estimated future benefit payments are as follows:

2008	$ 123
2009	123
2010	123
2011	123
2012	123
2013 – 2017	616

Certain assets of the Company, consisting of U.S. Government obligations, corporate bonds, equity instruments and life insurance policies, are in a Rabbi Trust. The Rabbi Trust is used to assist in the administration of the plan and is subject to the claims of creditors in the case of insolvency. The fair value of the assets in the Rabbi Trust amounted to $873 and $964 at December 31, 2007 and 2006, respectively. Such assets did not include any securities of the Company. See Note 3.

The supplemental retirement agreements under the plan provide that the officers do not have any right, title or interest in or to any specified assets of the Company, or any trust or escrow arrangement. In connection with the agreements, the Company established two trust agreements. The trustee of the trusts is another bank.

Salary Continuation Agreement

In 2003, the Company adopted a Salary Continuation Agreement for its chief executive officer. The agreement provides nonfunded retirement benefits for twenty years upon termination of employment on or after the normal retirement age. Upon a change in control, as defined in the agreement, the retirement benefits commence on the month following the executives normal retirement age. The agreement is unfunded and the Bank is the fiduciary and administrator.

As of December 31, 2007 and 2006, the liability for the agreement was $368 and $276, respectively. Expense for the agreement amounted to $92 and $86, respectively, for the years ending December 31, 2007 and 2006.

Defined Contribution Plan

The Bank has a 401(k) profit sharing plan whereby substantially all employees participate in the plan. In the plan, the Bank is making matching contributions equal to one hundred percent of salary deferral up to 4.5% of participant's compensation. Beginning on January 1, 2006, all eligible participants also receive a Bank contribution equal to two percent of compensation. Total contributions under this Plan amounted to $367 for 2007 and $364 for 2006.

Employee Stock Ownership Plan

The Company sponsors an Employee Stock Ownership Plan (ESOP). This plan is offered to employees who have attained age 21 and who have been employed by the Company and completed a minimum of 1,000 hours of employment. The plan entitles Company employees to common stock or cash upon retirement, disability, death or separation from service from the Company based on a vesting schedule. Benefits become 25% vested after two years of vesting service and increase to 100% vested after five years of vesting service.

The Company makes annual contributions to the ESOP in amounts determined by the board of directors, subject to a limitation based on earnings and capital of the Company. Such contributions are first made to permit required payments of amounts due under any acquisition loans. Dividends received by the ESOP on shares of the Company owned by the ESOP are used to repay any acquisition loans or are credited to the accounts of allocated shares. The ESOP may borrow money to purchase shares of the Company. The shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. Any debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial position. There was no ESOP compensation expense in 2007 and 2006. In 2007 the ESOP purchased 4,000 shares of the Company and in 2006 the ESOP purchased 4,400 shares of the Company. No money was borrowed to fund the purchases.

The ESOP shares were as follows as of December 31:

	2007	2006
Allocated shares	101,780	106,875
Total ESOP shares	101,780	106,875

Change in Control

One of the Company's executive officers has a change in control agreement (agreement) with the Company. Under the agreement, if the executive officer's employment is terminated within 24 months after a change in control as defined in the agreement, then the officer is entitled to a lump sum equal to the product of the average sum of annual base compensation (salary plus bonus) for the five years (or the term of employment, if less) preceding a change in control multiplied by three.

Six executive officers have change in control agreements which state that if the executive officer's employment is terminated within 24 months after a change in control as defined in the agreement, then the officers are entitled to a lump sum equal to the product of the average sum of annual base compensation (salary plus bonus) paid to the executive officer for the five years (or the term of employment, if less) preceding a change in control multiplied by two.

NOTE 12—POSTRETIREMENT BENEFITS OTHER THAN PENSION

The Company provides postretirement medical and life insurance benefits for retired employees. The Company follows the accounting guidance of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company funds medical and life insurance benefit costs on a pay-as-you-go basis. Participation in this plan was frozen in 1993 to include only individuals who met certain age and service requirements. The program was adjusted in 2003 to cap the reimbursement of the Medicare Part B rate at the 2003 level for medical reimbursement and discontinue the dental coverage subsidy for all participants.

The following tables set forth information about the plan, using a measurement date of December 31, as of December 31 and the years then ended:

	2007	2006
Change in accumulated postretirement benefit obligation:		
Benefit obligation at beginning of year	$ 468	$ 479
Service cost	3	4
Interest cost	28	29
Actuarial loss	13	8
Benefits paid	(55)	(52)
Benefit obligation at end of year	457	468
Fair value of plan assets at end of year	0	0
Funded status included in other liabilities	$ (457)	$ (468)

Amounts recognized in accumulated other comprehensive loss, before tax effect, consist of the following as of December 31:

	2007	2006
Transition obligation	$ 159	$ 189
Net actuarial gain	(72)	(87)
	$ 87	$ 102

Components of net periodic cost and other amounts recognized in other comprehensive income:

	2007	2006
Service cost	$ 3	$ 4
Interest cost on benefit obligation	28	29
Amortization of transition obligation	30	31
Amortization of actuarial gain	(2)	(3)
Net periodic cost	59	61
Other changes in benefit obligations recognized in other comprehensive income:		
Amortization of transition obligation	(30)	—
Actuarial loss	13	—
Amortization of actuarial gain	2	—
Total recognized in other comprehensive income	(15)	—
Total recognized in net periodic benefit cost and other comprehensive income	$ 44	$ 61

The estimated net actuarial gain and transition obligation that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the year ended December 31, 2008 are $2 and $31, respectively.

	2007	2006
Assumptions:		
Weighted-average assumptions used to determine benefit obligation at December 31:		
Discount rate	6.25%	6.25%
Weighted-average assumption used to determine net periodic cost for years ended December 31:		
Discount rate	6.25%	6.25%

Assumed health care cost trend rates have no effect on the amounts reported for the health care plan.

Based on current data and assumptions, the following benefits are expected to be paid for each of the following five years and in the aggregate the five years thereafter:

2008	$ 53
2009	51
2010	49
2011	46
2012	44
2013 – 2017	184

NOTE 13—COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under various lease agreements covering branch offices and ATM locations. The terms expire between October 31, 2009 and December 31, 2028. Options to renew for additional terms are included under the operating lease agreements. The total minimum rental due in future periods under these existing agreements is as follows as of December 31, 2007:

2008	$ 687
2009	694
2010	658
2011	653
2012	676
Years thereafter	6,168
Total minimum lease payments	$ 9,536

Certain leases contain provisions for escalation of minimum lease payments contingent upon increases in real estate taxes and percentage increases in the consumer price index. The total rental expense amounted to $692 for 2007 and $541 for 2006.

The Company entered into an agreement with a data processing services provider. Under the agreement, the Company is obligated to pay monthly minimum processing fees equal to $16 through February 2009 and the Company may cancel the agreement at any time, provided the Company pays a termination fee equal to forty percent (40%) of the Estimated Remaining Value as defined in the agreement.

NOTE 14—FINANCIAL INSTRUMENTS

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2007 and 2006, the maximum potential amount of the Company's obligation was $887 and $509, respectively, for financial and standby letters of credit. The Company's outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Company may seek recourse through the customer's underlying line of credit. If the customer's line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit.

The estimated fair values of the Company's financial instruments are as follows as of December 31:

	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 15,495	$ 15,495	$ 29,723	$ 29,723
Trading securities	308	308	410	410
Available-for-sale securities	114,793	114,793	112,026	112,026
Federal Home Loan Bank stock	3,452	3,452	3,503	3,503
Federal Reserve Bank stock	553	553	188	188
Loans, net	318,356	319,182	302,667	300,352
Accrued interest receivable	1,805	1,805	1,840	1,840
Financial liabilities:				
Deposits	350,310	350,727	352,858	353,138
Federal Home Loan Bank advances	59,616	59,499	47,000	46,858
Securities sold under agreements to repurchase	11,638	11,638	16,372	16,372

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions, except for trading securities which are included in other assets on the consolidated balance sheets. Accounting policies related to financial instruments are described in Note 2.

	2007	2006
Commitments to originate loans	$ 4,080	$ 805
Standby letters of credit	887	509
Unadvanced portions of loans:		
Consumer	1,758	1,851
Home equity	25,205	25,351
Commercial lines of credit	26,371	19,351
Commercial construction	3,106	8,785
Residential construction	507	166
	$ 61,914	$ 56,818

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

NOTE 15—SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company's business activity is with customers located within the state. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Company's loan portfolio is comprised of loans collateralized by real estate located in the state of Massachusetts.

NOTE 16—REGULATORY MATTERS

The Bank, as a National Bank is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. As of December 31, 2007, the Bank could declare dividends up to $5,889, without the approval of the Comptroller of the Currency.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007 and 2006, that the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:						
Total Capital (to Risk Weighted Assets):						
Beverly National Bank	$ 47,785	14.07%	$ 27,165	≥8.0%	$ 33,956	≥10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Beverly National Bank	44,109	12.99	13,583	≥4.0	20,374	≥6.0
Tier 1 Capital (to Average Assets):						
Beverly National Bank	44,109	9.39	18,796	≥4.0	23,495	≥5.0
As of December 31, 2006:						
Total Capital (to Risk Weighted Assets):						
Beverly National Bank	43,676	13.47	25,933	≥8.0	32,417	≥10.0
Tier 1 Capital (to Risk Weighted Assets):						
Beverly National Bank	40,576	12.52	12,967	≥4.0	19,450	≥6.0
Tier 1 Capital (to Average Assets):						
Beverly National Bank	40,576	9.37	17,330	≥4.0	21,662	≥5.0

NOTE 17—EARNINGS PER SHARE (EPS)

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income are as follows:

	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Year ended December 31, 2007			
Basic EPS			
Net income and income available to common stockholders	$ 3,570	2,730,827	$ 1.31
Effect of dilutive securities, options	—	15,546	
Diluted EPS			
Income available to common stockholders and assumed conversions	$ 3,570	2,746,373	$ 1.30
Year ended December 31, 2006			
Basic EPS			
Net income and income available to common stockholders	$ 2,546	2,269,664	$ 1.12
Effect of dilutive securities, options	—	35,368	
Diluted EPS			
Income available to common stockholders and assumed conversions	$ 2,546	2,305,032	$ 1.10

NOTE 18—RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

NOTE 19—PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following financial statements are presented for the Beverly National Corporation (Parent Company Only) and should be read in conjunction with the consolidated financial statements.

BEVERLY NATIONAL CORPORATION
(Parent Company Only)

BALANCE SHEETS

December 31, 2007 and 2006
(Dollars in thousands, except per share data)

	2007	2006
ASSETS		
Cash	$ 126	$ 674
Money market deposit account at Beverly National Bank	4	3,669
Short-term investments	903	1,088
Cash and cash equivalents	1,033	5,431
Investment in Beverly National Bank	43,591	39,711
Investment in available-for-sale securities (at fair value)	5	8
Premises and equipment	1,358	1,452
Interest receivable	4	4
Prepaid expenses	7	19
Total assets	$ 45,998	$ 46,625
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued and deferred taxes	$ 183	$ 253
Accrued audit expense	28	30
Due to affiliates	17	155
Other liabilities	5	9
Total liabilities	233	447
Stockholders' equity:		
Preferred stock, $1.00 par value per share; 300,000 shares authorized; issued and outstanding none	—	—
Common stock, par value $2.50 per share; authorized 5,000,000 shares; issued 2,890,690 shares as of December 31, 2007 and 2,837,240 shares as of December 31, 2006; outstanding, 2,641,798 shares as of December 31, 2007 and 2,726,835 shares as of December 31, 2006	7,227	7,093
Paid-in capital	22,586	21,772
Retained earnings	21,050	19,694
Treasury stock, at cost (248,892 shares as of December 31, 2007 and 110,405 shares as of December 31, 2006)	(4,370)	(1,495)
Unearned shares, restricted stock plan (9,005 shares as of December 31, 2007)	(197)	—
Accumulated other comprehensive loss	(531)	(886)
Total stockholders' equity	45,765	46,178
Total liabilities and stockholders' equity	$ 45,998	$ 46,625

BEVERLY NATIONAL CORPORATION
(Parent Company Only)

STATEMENTS OF INCOME

Years Ended December 31, 2007 and 2006
(In thousands)

	2007	2006
Interest and dividend income:		
Interest on taxable investment securities	$ 55	$ 35
Dividends on marketable equity securities	—	10
Interest on money market account	74	56
Dividends from Beverly National Bank	—	755
Total interest and dividend income	129	856
Other income:		
Rental income	218	270
Gain on sale of securities	—	258
Total other income	218	528
Expenses:		
Occupancy expense	146	131
Professional fees	83	27
Other expense	67	46
Total expenses	296	204
Income before income tax (benefit) expense and equity in undistributed net income of subsidiary	51	1,180
Income tax (benefit) expense	(12)	159
Income before equity in undistributed net income of subsidiary	63	1,021
Equity in undistributed net income of subsidiary:		
Beverly National Bank	3,507	1,525
Net income	$ 3,570	$ 2,546

BEVERLY NATIONAL CORPORATION
(Parent Company Only)
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2007 and 2006
(In thousands)

	2007	2006
Cash flows from operating activities:		
Net income	$ 3,570	$ 2,546
Adjustments to reconcile net income to net cash provided by operating activities:		
Undistributed net income of subsidiary	(3,507)	(1,525)
Gain on sales of available-for-sale investment securities	—	(258)
Decrease in accrued expenses and other liabilities	(6)	(1)
Depreciation expense	94	87
Change in accounts receivable from subsidiaries	—	65
Decrease (increase) in prepaid expenses	12	(19)
(Decrease) increase in due to affiliates	(46)	167
Change in accrued and deferred taxes	(69)	156
Decrease in interest receivable	—	2
Net cash provided by operating activities	48	1,220
Cash flows from investing activities:		
Proceeds from sales of available-for-sale securities	—	499
Additional investment in subsidiary	—	(12,000)
Capital expenditures	—	(4)
Net cash used in investing activities	—	(11,505)
Cash flows from financing activities:		
Proceeds from exercise of stock options	643	526
Proceeds from stock offering	—	16,362
Purchase of treasury stock	(2,875)	—
Dividends paid	(2,214)	(1,844)
Net cash (used in) provided by financing activities	(4,446)	15,044
Net (decrease) increase in cash and cash equivalents	(4,398)	4,759
Cash and cash equivalents at beginning of year	5,431	672
Cash and cash equivalents at end of year	$ 1,033	$ 5,431
Supplemental disclosure:		
Income taxes paid	$ 57	$ 3

The Parent Company Only Statements of Changes in Stockholders' Equity are identical to the Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2007 and 2006, and therefore are not reprinted here.

BEVERLY NATIONAL CORPORATION

DIRECTORS

Donat A. Fournier, Chairman
President & Chief Executive Officer,
Beverly National Corporation and Beverly National Bank

Kevin M. Burke, Esq.
Secretary of Public Safety for the
Commonwealth of Massachusetts

John N. Fisher
President, Fisher & George Electrical Co., Inc.

Mark B. Glovsky, Esq.
Partner, Glovsky & Glovsky, Attorneys at Law

Alice B. Griffin
Consultant

Suzanne S. Gruhl, CPA
Chief Financial Officer, Children's Friend

Robert W. Luscinski, CPA
Certified Public Accountant

John J. Meany
Chief Executive Officer, YMCA of the North Shore

Pamela C. Scott
President & Chief Executive Officer, LVCC, Inc.

Michael F. Tripoli, CPA
Partner, Grandmaison & Tripoli, LLP, CPAs

Carol A. Vallone
Consultant

OFFICERS

Donat A. Fournier
President & Chief Executive Officer

Michael O. Gilles
Executive Vice President, Treasurer &
Chief Financial Officer

John L. Good, III
Vice President

Paul J. Germano
Vice President & Secretary

John R. Putney
Vice President

James E. Rich, Jr., CTFA
Vice President

Avis A. Beaulieu
Assistant Secretary

BEVERLY NATIONAL BANK

SENIOR MANAGEMENT

Donat A. Fournier
President & Chief Executive Officer

Michael O. Gilles
Senior Executive Vice President, Chief Operating Officer &
Chief Financial Officer

John L. Good, III
Executive Vice President, Retail Division

John R. Putney
Executive Vice President & Senior Loan Officer

Paul J. Germano
Senior Vice President, Chief Operations Officer & Secretary

Lorraine E. Mitchell
Senior Vice President & Chief Risk Officer

James E. Rich, Jr., CTFA
Senior Vice President & Senior Trust Officer

VICE PRESIDENTS

Natasha Astrom

Lisa J. Austin, CFA

Shon Baldini

Jayne M. Bernier

Richard P. Ciolino

Stephen F. Curran, CFP

Kenneth R. Fisher, CPA

Cynthia R. Funchion

Bradford J. Gaige

Nicholas P. Helides

Mary C. Helming

Diane M. Horne

Daniel A. Jacobs

Kevin E. Keegan, Esq.

David Lawson

Donald R. Lonnberg

Jeffrey Manning

Gregory M. Ryan

Derek P. Scialdone

Ann M. Shaw

Patricia K. St. Clair

Elizabeth A. Thompson

James M. Williams

Shareholder Information

Corporate Headquarters

Beverly National Corporation and Beverly National Bank
240 Cabot Street
Beverly, Massachusetts 01915
(978) 922-2100
www.beverlynational.com

Notice of Shareholders' Meeting

The Annual Meeting of the Shareholders of Beverly National Corporation will be held at 9:00 a.m. on Thursday, May 29, 2008 at our Danvers office located at 107 High Street, Danvers, Massachusetts 01923.

Stock Listing

The common stock of Beverly National Corporation is traded on the American Stock Exchange under the symbol "*BNV*."

Registrar and Transfer Agent

Contact our stock transfer agent directly for assistance in changing your address, elimination of duplicate mailings, transferring stock, replacing lost, stolen or destroyed stock certificates, or dividend checks:

Registrar and Transfer Company
Attn: Investor Relations
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
www.rtco.com

Annual Report on Form 10-K

Shareholders and other interested persons may obtain a copy of Beverly National Corporation's annual report to the Securities and Exchange Commission (Form 10-K) free of charge by accessing our website or upon written request to:

Beverly National Corporation
Investor Relations
240 Cabot Street
Beverly, Massachusetts 01915

Beverly National has filed the Chief Executive Officer/Chief Financial Officer certifications that are required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Form 10-K.

Beverly National Corporation
240 Cabot Street
Beverly, MA 01915
978-922-2100

11 Summer Street
Manchester-by-the-Sea
MA 01944
978-526-9151

63 Dodge Street
Beverly, MA 01915
978-927-2233

107 High Street
Danvers, MA 01923
978-739-4222

25 Railroad Avenue
Hamilton, MA 01982
978-468-2243

9 Paradise Road
Salem, MA 01970
978-744-4464

100 Cummings Center
Suite 101N
Beverly, MA 01915
978-922-3322

15 Main Street
Topsfield, MA 01983
978-887-8782

Beverly High School and Hamilton/Wenham Regional High School (Financial Education Partnerships)

END

www.BeverlyNational.com

Member FDIC